UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and TIM S.A. and subsidiary

QUARTERLY INFORMATION on

September 30, 2021

TIM S.A. and TIM S.A. and SUBSIDIARY

QUARTERLY INFORMATION

September 30, 2021

Index

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	7
Statements of changes in shareholders' equity	9
Statements of cash flows	11
Statements of value added	13
Performance comment	14
Notes to the quarterly information	35
Fiscal Council’s Opinion	109
Directors' statement on independent auditors' report	110
Statement of the Executive Officers on the Independent auditors' report	111

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

The shareholders, board of directors and officers

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of TIM S.A. (“Company”) for the quarter ended September 30, 2021, comprising the balance sheet as of September 30, 2021 and the statements of income and of comprehensive income for the three and nine-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the nine month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Demonstração Intermediária, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Rio de Janeiro, October 25, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A.
BALANCE SHEETS
September 30, 2021 and December 31, 2020
(In thousands of reais)
		Parent company		Consolidated
	Note	September 2021	December 2020	September 2021	December 2020

Assets		43,978,705	41,654,417	43,978,480	41,654,417

Current assets		12,611,308	10,411,555	12,611,083	10,411,556
Cash and cash equivalents	4	4,067,610	2,575,290	4,067,611	2,575,291
Marketable securities	5	3,304,797	2,070,438	3,304,797	2,070,438
Trade accounts receivable	6	2,708,603	3,051,834	2,708,603	3,051,834
Inventories	7	231,139	246,602	231,139	246,602
Recoverable indirect taxes, fees and contributions	8	375,487	374,015	375,487	374,015
Recoverable direct taxes, fees and contributions	9	1,264,888	1,421,112	1,264,888	1,421,112
Prepaid expenses	11	263,890	149,796	263,890	149,796
Derivative financial instruments	37	68,896	262,666	68,896	262,666
Leases	17	29,191	5,357	29,191	5,357
Other amounts recoverable	18	37,467	43,906	37,467	43,906
Other assets		259,340	210,539	259,114	210,539

Assets held for sale	16	2,234,781	-	2,234,781	-

Non-current assets		29,132,616	31,242,862	29,132,616	31,242,861
Long-term receivables		4,434,625	4,115,088	4,434,625	4,115,088
Marketable securities	5	8,908	7,061	8,908	7,061
Trade accounts receivable	6	133,001	128,827	133,001	128,827
Recoverable indirect taxes, fees and contributions	8	875,158	856,786	875,158	856,786
Recoverable direct taxes, fees and contributions	9	1,026,402	1,277,127	1,026,402	1,277,127
Deferred income tax and social contribution	10	874,897	550,646	874,897	550,646
Judicial deposits	12	726,742	794,755	726,742	794,755
Prepaid expenses	11	82,125	73,598	82,125	73,598
Derivative financial instruments	37	478,206	239,423	478,206	239,423
Leases	17	211,585	156,841	211,585	156,841
Other assets		17,601	30,024	17,601	30,024

Investment	13	-	1	-	-
Property, plant and equipment	14	17,452,838	18,100,698	17,452,838	18,100,698
Intangible assets	15	7,245,153	9,027,075	7,245,153	9,027,075

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
September 30, 2021 and December 31, 2020
(In thousands of reais)
		Parent company		Consolidated
	Note	September 2021	December 2020	September 2021	December 2020
Total liabilities and shareholders' equity		43,978,705	41,654,417	43,978,480	41,654,417

Total liabilities		19,336,926	18,471,672	19,336,701	18,471,672

Current liabilities		6,829,877	8,301,956	6,829,881	8,301,956
Suppliers	19	2,653,218	3,128,732	2,653,218	3,128,732
Loans and financing	21	533,992	1,689,385	533,992	1,689,385
Leases	17	1,248,577	1,054,709	1,248,577	1,054,709
Derivative financial instruments	37	139,892	7,273	139,892	7,273
Payroll and related charges		325,545	272,635	325,545	272,635
Indirect taxes, fees and contributions payable	22	1,288,229	935,778	1,288,229	935,778
Recoverable direct taxes, fees and contributions	23	118,814	296,299	118,818	296,299
Dividends and interest on shareholders’ equity payable	26	176,147	538,576	176,147	538,576
Authorizations payable	20	131,968	102,507	131,968	102,507
Deferred revenues	24	198,137	266,436	198,137	266,436
Other liabilities		15,358	9,626	15,358	9,626

Liabilities related to assets held for sale	16	365,867	-	365,867	-

Non-current liabilities		12,141,182	10,169,716	12,140,953	10,169,716
Loans and financing	21	2,880,674	655,647	2,880,674	655,647
Derivative financial instruments	37	28,060	28,893	28,060	28,893
Leases	17	7,263,671	7,324,126	7,263,671	7,324,126
Indirect taxes, fees and contributions payable	22	3,200	3,102	3,200	3,102
Recoverable direct taxes, fees and contributions	23	14,082	212,444	14,082	212,444
Provision for legal and administrative proceedings	25	959,118	886,947	959,118	886,947
Pension plan and other post-employment benefits	38	7,346	7,346	7,346	7,346
Authorizations payable	20	215,513	232,940	215,513	232,940
Deferred revenues	24	705,315	755,488	705,315	755,488
Other liabilities		64,203	62,783	63,974	62,783

Shareholders' equity	26	24,641,779	23,182,745	24,641,779	23,182,745
Share capital		13,477,891	13,477,891	13,477,891	13,477,891
Capital reserves		402,448	397,183	402,448	397,183
Profit reserves		9,317,356	9,317,356	9,317,356	9,317,356
Equity valuation adjustments		(4,848)	(4,848)	(4,848)	(4,848)
Treasury shares		(5,443)	(4,837)	(5,443)	(4,837)
Profit for the period		1,454,375	-	1,454,375	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Periods ended September 30, 2021 and 2020
(In thousands of reais, except as otherwise stated)

		Parent company
	Notes	3Q21	September 2021	3Q20	September 2020

Net revenue	28	4,511,814	13,258,577	4,387,369	12,589,783

Costs of services provided and goods sold	29	(2,092,528)	(6,281,442)	(2,051,150)	(5,879,700)
Gross income		2,419,286	6,977,135	2,336,219	6,710,083

Operating revenues (expenses):
Selling expenses	29	(1,199,670)	(3,495,043)	(1,133,255)	(3,347,862)
General and administrative expenses	29	(407,633)	(1,249,962)	(412,194)	(1,238,982)
Equity in earnings	13	(77)	(231)	-	-
Other revenues (expenses), net	30	(56,628)	(220,830)	(107,873)	(282,736)
		(1,664,008)	(4,966,066)	(1,653,322)	(4,869,580)

Operating profit		755,278	2,011,069	682,897	1,840,503

Financial revenues (expenses):
Financial revenues	31	572,647	1,227,542	181,049	725,170
Financial expenses	32	(783,749)	(1,700,162)	(424,743)	(1,488,082)
		(211,102)	(472,620)	(243,694)	(762,912)
Profit before income tax and social contribution		544,176	1,538,449	439,203	1,077,591

Income tax and social contribution	33	448,593	403,426	(49,165)	(247,322)

Net profit for the period		992,769	1,941,875	390,038	830,269

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.41	0.80	0.16	0.34

Diluted earnings per share	34	0.41	0.80	0.16	0.34

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Periods ended September 30, 2021 and 2020
(In thousands of reais, except as otherwise stated)

		Consolidated
	Notes	3Q21	September 2021

Net revenue	28	4,511,814	13,258,577

Costs of services provided and goods sold	29	(2,092,528)	(6,281,442)
Gross income		2,419,286	6,977,135

Operating revenues (expenses):
Selling expenses	29	(1,199,670)	(3,495,043)
General and administrative expenses	29	(407,645)	(1,249,998)
Other revenues (expenses), net	30	(56,693)	(221,025)
		(1,664,008)	(4,966,066)

Operating profit		755,278	2,011,069

Financial revenues (expenses):
Financial revenues	31	572,647	1,227,542
Financial expenses	32	(783,749)	(1,700,162)
		(211,102)	(472,620)

Profit before income tax and social contribution	-	544,176	1,538,449

Income tax and social contribution	33	448,593	403,426

Net profit for the period		992,769	1,941,875

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.41	0.80

Diluted earnings per share	34	0.41	0.80

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A.
STATEMENT OF COMPREHENSIVE INCOME
Periods ended September 30, 2021 and 2020
(In thousands of reais)

	Parent company
	3Q21	September 2021	3Q20	September 2020

Net profit for the period	992,769	1,941,875	390,038	830,269

Other items in comprehensive income
Total comprehensive income for the period	992,769	1,941,875	390,038	830,269

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF COMPREHENSIVE INCOME
Periods ended September 30, 2021
(In thousands of reais)

	Consolidated
	3Q21	September 2021

Net profit for the period	992,769	1,941,875

Other items in comprehensive income
Total comprehensive income for the period	992,769	1,941,875

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Periods ended September 30
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	1,941,875	1,941,875
Total shareholder contributions and distributions to shareholders	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	1,941,875	1,941,875
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (note 26.b)	-	5,265	-	-			-	-	5,265
Purchase of treasury shares, net of disposals	-	-	-	-		(606)	-	-	(606)
Interest on Shareholders’ Equity (note 26)	-	-	-	-				(487,500)	(487,500)
Total shareholder contributions and distributions to shareholders	-	5,265	-	-	-	(606)	-	(487,500)	(482,841)
Balances at September 30, 2021	13,477,891	402,448	1,036,194	6,499,602	1,781,560	(5,443)	(4,848)	1,454,375	24,641,779

See the accompanying notes to the individual and consolidated quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended 30 September
(In thousands of reais)
				Profit reserves
	Share capital	Capital reserve		Legal reserve		Reserve for expansion		Tax incentive Reserve		Equity valuation adjustments		Retained earnings		Total
Balances at January 01, 2020	13,476,172	36,154		952,486		5,985,793		1,612,019		(3,817)		-		22,058,807

Total comprehensive income for the period
Net profit for the period	-	-		-		-		-		-		830,269		830,269
Total comprehensive income for the period	-	-		-		-		-		-		830,269		830,269
Total shareholder contributions and distributions to shareholders
Incorporation of a company from TIM Group (note 1)	1,719	353,604		-		-								355,323
Stock options	-	4,828		-		-				-		-		4,828
Total shareholder contributions and distributions to shareholders	1,719	358,432	-	-	-	-	-	-	-	-	-	-	-	360,151
Balances at September 30, 2020	13,477,891	394,586		952,486		5,985,793		1,612,019		(3,817)		830,269		23,249,227

See the accompanying notes to the individual quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Periods ended September 30
(In thousands of reais)

		Parent company		Consolidated
	Note	September 2021	September 2020	September 2021
Operating activities
Profit before income tax and social contribution		1,538,449	1,077,591	1,538,449
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	29	4,255,769	4,148,184	4,255,769
Equity in earnings	13	231	-	-
Residual value of property, plant and equipment and intangible written off		9,934	14,389	9.934
Interest on asset retirement obligation		714	(217)	714
Provision for legal and administrative proceedings	25	223,473	257,190	223,473
Inflation adjustment on judicial deposits and legal and administrative proceedings		(24,002)	104,256	(24,002)
Interest, monetary and foreign exchange variations on loans and other financial adjustments		38,453	147,722	38,453
Interest on leases payable	37	612,077	604,119	612,077
Interest on leases receivable		(3,153)	572	(3.153)
Provision for expected credit losses	29	427,582	455,357	427,582
Stock options		15,893	4,829	15,893
		7,095,420	6,813,992	7,095,189
Reduction (increase) in operating assets
Trade accounts receivable		(61,878)	(225,583)	(61,878)
Taxes, fees and contributions to be recovered		395,735	1,180,796	395,735
Inventories		15,464	(3,584)	15,464
Prepaid expenses		(122,620)	(95,353)	(122,620)
Dividends and interest on shareholders’ equity received		-	-	-
Judicial deposits		196,594	132,850	196,594
Other assets		(29,868)	(40,870)	(29,637)
Increase (decrease) in operating liabilities
Payroll and related charges		57,288	68,021	57,288
Suppliers		(457,945)	(1,773,769)	(457,945)
Taxes, fees and contributions to be collected		376,776	(465,972)	376,776
Authorizations payable		(7,452)	(19,208)	(7,452)
Payments for legal and administrative proceedings	25	(255,881)	(309,865)	(255,881)
Deferred revenues		(118,472)	(118,528)	(118,472)
Other liabilities		(82,819)	(100,751)	(82,819)
Cash generated by operations		7,000,342	5,042,176	7,000,342
Income tax and social contribution paid		(45,475)	(66,890)	(45,475)
Net cash generated by operating activities		6,954,867	4,975,286	6,954,867

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Periods ended September 30
(In thousands of reais)

		Parent company		Consolidated
	Note	September 2021	September 2020	September 2021
Investment activities
Marketable securities		(1,236,207)	(871,039)	(1,236,207)
Cash from the incorporation of TIM Participações		-	21,959	-
Additions to property, plant and equipment and intangible		(3,126,281)	(2,427,392)	(3,126,281)
Receipt of leases		4,532	3,605	4,532
Net cash used in investment activities		(4,357,956)	(3,272,867)	(4,357,956)

Financing activities
New loans		2,672,000	1,800,000	2,672,000
Amortization of loans		(1,663,049)	(1,737,010)	(1,663,049)
Interest paid- Loans		(34,894)	(62,695)	(34,894)
Lease payment		(861,021)	(679,786)	(861,021)
Interest paid on leases		(613,985)	(597,845)	(613,985)
Derivative financial instruments		238,784	13,130	238,784
Purchase of treasury shares, net of disposals		(11,234)	-	(11,234)
Dividends and interest on shareholders’ equity paid		(831,192)	(597,555)	(831,192)
Net cash used in financing activities		(1,104,591)	(1,861,761)	(1,104,591)

Increase (decrease) in cash and cash equivalents		1,492,320	(159,342)	1,492,320

Cash and cash equivalents at the beginning of the period		2,575,290	2,284,048	2,575,291
Cash and cash equivalents at the end of the period		4,067,610	2,124,706	4,067,611

See the accompanying notes to the individual and consolidated quarterly information.

12

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended September 30, 2021 and 2020
(In thousands of reais)
	Parent company		Consolidated
	September 2021	September 2020	September 2021
Revenues
Gross operating revenue	18,649,199	17,891,710	18,649,199
Losses on doubtful accounts receivable	(427,582)	(455,357)	(427,582)
Discounts granted, returns and others	(1,889,099)	(1,892,087)	(1,889,099)
	16,332,518	15,544,266	16,332,518
Supplies acquired from third parties
Costs of services provided and goods sold	(1,977,892)	(1,872,486)	(1,977,892)
Materials, energy, third-party services and others	(2,323,011)	(2,187,597)	(2,323,242)
	(4,300,903)	(4,060,083)	(4,301,134)
Retentions
Depreciation and amortization	(4,255,769)	(4,148,184)	(4,255,769)
Net added value generated	7,775,846	7,335,999	7,775,615
Value added received in transfer
Equity in earnings	(231)	-	-
Financial revenues	1,227,542	725,170	1,227,542
	1,227,312	725,170	1,227,542
Total added value to be distributed	9,003,157	8,061,169	9,003,157

Added value distribution
Personnel and expenses
Direct remuneration	443,876	392,274	443,876
Benefit	144,529	147,775	144,529
FGTS	47,953	43,728	47,953
Other	40,833	32,710	40,833
	677,191	616,487	677,191
Taxes, fees and contributions
Federal	1,051,489	1,618,441	1,051,489
State	2,833,990	2,791,312	2,833,990
Municipal	95,236	88,447	95,236
	3,980,715	4,498,200	3,980,715
Third-party Capital Remuneration
Interest	1,698,446	1,486,522	1,698,446
Rentals	697,819	626,968	697,819
	2,396,265	2,113,490	2,396,265
Other
Social investment	7,111	2,723	7,111
	7,111	2,723	7,111
Shareholder's Equity Remuneration
Dividends and interest on shareholders’ equity	487,500	-	487,500
Retained earnings	1,454,375	830,269	1,454,375
	1,941,875	830,269	1,941,875

See the accompanying notes to the individual and consolidated quarterly information.

13

2021 THIRD QUARTER RESULTS

2021 Third Quarter Results (Including the effects of IFRS 9, 15 and 16)

From Volume to Value: continuously transforming the customer base profile

•	Mobile ARPU grew of 4.4% YoY in 3Q21, reaching R$26.5;
•	Postpaid share in the customer base reached over 43%, and more than 56% over revenue;
•	TIM Live’s UBB customer base was up by 7.7% YoY, totaling 675k connections;
•	High value offers (>100Mbps) penetration over TIM Live's customer base reached 59%.

Continuous infrastructure development for the best customer experience

•	Leader in 4G coverage, reaching 4,420 cities, with emphasis also on 700MHz frequency expansion, now serving 3,744 cities;
•	Expansion of 4.5G coverage to 1,595 cities in 3Q21;
•	Pioneer in tests with 5G standalone in large markets (SP and RJ), with a combination of Release 16 + Carrier Aggregation to expand coverage;
•	FTTH expansion with presence in around 4.0 million homes passed in 28 cities plus 7 administrative regions in the Federal District by the end of September.

Consistent Revenue and EBITDA, confirming the positive trend of 1H21

•	Solid growth of Total Service Revenue by 4.2% YoY in 3Q21 and 5.3% YoY in 9M21;
•	Continuous evolution of the Mobile Service Revenue, up by 4.1% YoY in the quarter and by 5.1% YoY year to date;
•	Postpaid Revenue with consistent improvement of 5.3% YoY in 3Q21 and +6.0% YoY in 9M21;
•	Customer Platform Revenue totaled R$ 38 million in 3Q21, with another subscription bonus tranche in the partnership with C6 being achieved;
•	Normalized EBITDA* reached R$ 2.2 billion in the third quarter, up by 4.5% YoY, and totaled R$ 6.3 billion in the year, up by 5.0% YoY;
•	Normalized EBITDA Margin* reached 48.0% in 3Q21 (47.4% in 9M21), mainly due to the continuous revenue improvement;
•	Normalized Net Income* with robust improvement of +21.4% YoY and totaling R$ 474 million in 3Q21. In 9M21, the line totaled R$ 1.4 billion, growing 71.9% YoY;
•	Investments totaled R$ 897 million, with the network expansion and the preparation to receive Oi Mobile assets.

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by tax credits and other effects (-R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

**3Q21 and 9M21 numbers as of July 2021.

2021 THIRD QUARTER RESULTS

Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

*The Customer Platform includes revenues from new initiatives, such as Financial and Educational Services, and Mobile Advertising. Relocation of taxes between the Client Generated and Customer Platform Revenues lines, impacting these breakdowns since the beginning of 2021.

2021 THIRD QUARTER RESULTS

On the other hand, Net Product Revenues fell by 28.3% YoY in 3Q21, affected by a deterioration of macroeconomic indicators in the period and supply issues on some equipment. However, the performance was positive in 9M21, up by 4.3% YoY.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,096 million, up by 4.1% YoY compared to the same period of 2020 and +2.8% vs. 2Q21. This result is mainly explained by Mobile ARPU (Average Monthly Revenue Per User) dynamics, up by 4.4% YoY, reaching R$ 26.5, reflecting the ongoing success of Company’s strategy to monetize its customer base through migrations to higher-value plans, amidst a relevant performance of the postpaid segment. Year to date, MSR continued its consistent evolution, reaching +5.1% YoY.

In the quarter, the segments’ ARPUs, excluding Other Mobile Revenues and Customer Platform, presented growth in human postpaid (ex-M2M), up by 0.8% YoY, and decrease in prepaid, by -1.0% YoY. In a QoQ perspective, both ARPUs grew sequentially.

Breaking down of each mobile segment in the third quarter:

(i)	Throughout the year, the prepaid segment’s performance had been continuously recovering supported by commercial activities return and improved operating indicators. In 3Q21, the segment’s revenue grew by 2.7% QoQ. Even so, revenue fell by 4.2% YoY due to: (i) worsening macroeconomic scenario; and (ii) the lower emergency aid from the government compared to the same period last year. In 9M21, the line is down by 1.2% YoY.
(ii)	In the postpaid segment, we remain focused on the value approach, giving emphasis to churn management and to an offer portfolio that aims the ARPU growth. In this quarter, the main drivers for this line were: (i) the partial price adjustment of TIM Black plans, with a positive impact; and (ii) a higher sales volume from reopening stores and opening new sales points. As a result, Revenue from Postpaid Customers grew 5.3% YoY in the quarter. In 9M21, Revenue from Postpaid Customers grew 6.0% YoY.

Interconnection Revenue (ITX) fell by 7.9% YoY in 3Q21, due to lower incoming traffic in the period, also affected by an unfavorable comparison base (as traffic had a sharp growth from 2Q20 onwards, partly due to social restriction measures related to the Coronavirus pandemic), but gradually returning to pre-pandemic levels. The incidence of MTR (Mobile Termination Revenue) on the Net Service Revenue reached 2.4% in the quarter. In 9M21, this line grew by 1.3% YoY, mainly due to the higher MTR rate at the beginning of the year.

Customer Platform Revenue totaled R$ 38 million in 3Q21, with R$ 26 million from Financial Services and R$ 11 million from Mobile Advertising. This quarter also had the first revenues from Educational Services (R$ 117k in September), still in early stages. Year to date, Customer Platform Revenue totaled R$ 83 million, with R$ 57 million from Financial Services and R$ 26 million from Mobile Advertising.

2021 THIRD QUARTER RESULTS

Other Revenues line grew 14.6% YoY in 3Q21, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber optic transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently. In 9M21, this line grew by 13.9% YoY.

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 287 million this quarter, up by 5.5% over 3Q20. TIM Live remains the main performance driver, growing 9.5% YoY in the period, accounting nearly 63% of fixed service revenue. Other fixed segment services, on the other hand, fell by 0.6% YoY.

The slowdown in TIM Live's performance is explained by a combination of (i) a price adjustment approach more balanced throughout 2021, instead of a more concentrated application in 2020; (ii) a higher focus on preparing FiberCo setting up and consequent assets split, which caused a slowdown in new markets entry; and (iii) an increase in competition in some areas of operation. These elements also reflected in TIM Live's ARPU performance which decelerated its growth, which was up by 0.9% YoY. The expectation is that the impacts generated by the elements (i) and (ii) will start to disappear and revenue will return to double-digit levels.

In 9M21, Fixed Service Revenue totaled R$ 851 million, up by 9.5% YoY. TIM Live revenues grew by 16.7% YoY, less impacted by the concentrated 3rd quarter elements.

2021 THIRD QUARTER RESULTS

OPERATING COSTS AND EXPENSES

*Operating Costs normalized by specialized legal and administrative services (+R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21) and adjustments to the sale-leaseback agreement of the towers (+R$ 2.6 million in 1Q20).

Reported Operating Costs and Expenses totaled R$ 2,353 million in 3Q21 (+1.7% YoY). In the quarter, this line was affected by non-recurring expenses – totaling R$ 7.7 million related to specialized administrative services associated to acquisition/restructuring projects of Oi’s and FiberCo’s assets. In 9M21, this line totaled R$ 6,992 million (+5.9% YoY), also impacted by non-recurring expenses of the same nature in 2Q21 in the amount of R$ 13.7 million, and, in the annual comparison, by non-recurring expenses in the amount of R$ 2.6 million in 1Q20, related to adjustment to towers’ sale-leaseback contract.

Breakdown of Costs and Expenses Performance:

Personnel Costs grew by 11.4% YoY in 3Q21. Such performance was driven by: (i) the inflation effect on wages, bonuses and incentives, although below the country's inflation levels; (ii) higher provision employee’s bonuses in 2021; and (iii) the conclusion of government's labor contract suspension program. In 9M21, the line grew 9.8% YoY, also affected by the elements described above and by the higher expenses related to labor contingencies in social security proceedings.

Selling and Marketing Expenses grew by 1.4% YoY in the quarter, mainly due to the more intense commercial activity compared to 2020. The main impacts were: (i) higher expenses with sales commissions, explained by a better intra-segment migration mix; (ii) higher Fistel expenses; and (iii) lower costs related to marketing and advertising. Year to date, the line grew 5.9% YoY, mainly due to the increased media exposure in the first half of 2021 – with expenses on campaigns such as those for Mother’s Day, prepaid and Brazilian Olympic Committee.

Network and Interconnection grew by 6.8% YoY in 3Q21, due to (i) higher costs in interconnection subgroup (ITX), mainly from mobile termination rate (MTR) increase since February 2021; (ii) higher costs with content providers; and (iii) higher expenses related to network maintenance services. In 9M21, Network and Interconnection grew by 7.8%, mainly due to a higher MTR rate and higher costs related to infrastructure sharing and maintenance agreements.

2021 THIRD QUARTER RESULTS

Normalized General and Administrative[1] (G&A) Expenses were up by 4.4% YoY in the quarter. This increase is mostly explained by: (i) higher expenses with maintenance services due to IT infrastructure migration to the Cloud; and (ii) by specialized consulting services for ongoing projects. Nonetheless, G&A fell by 9.3% QoQ due to sequentially lower expenses with the specialized services previously described. In 9M21, G&A grew by 13.3% YoY due to the same factors presented above.

Cost of Goods Sold (COGS) fell by -21.4% YoY in 3Q21, following the Product Revenues decrease, related to lower handsets volume sold despite an increase higher value product mix. Year to date, COGS grew by 8.8% YoY due to increased handset sales in 2Q21, partially benefited by a favorable YoY comparison.

In 3Q21, Provisions for Doubtful Accounts (Bad Debt) grew by 33.0% YoY due to a more challenging comparison basis, since the 2H20 collection curves presented exceptional levels. Despite this increase, Bad Debt maintains a healthy level with a drop of almost 11% QoQ, totaling R$ 143 million and representing 2.3% of TIM’s Gross Revenue. In 9M21, Bad Debt reduced by 6.1% YoY, reaching 2.3% over Gross Revenue (vs. 2.5% in 9M20).

Other Operating Expenses fell by 47.5% YoY in 3Q21 due to: (i) lower expenses with tax and consumer contingencies; and (ii) resources inflow to reimburse contingencies costs. This line’s share over total normalized Opex was 2.4% (vs. 4.7% in 3Q20). Year to date, this line fell by 21.2% YoY, mainly due to the first factor previously described.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 63.4 per gross addition in 3Q21, up by 50.9% YoY, due to higher expenses with commissions related to a positive net additions in postpaid segment and by customer base migration to higher value plans.

2.4 Months payback	The SAC/ARPU ratio (payback per client) grew YoY, reaching 2.4 months vs. 1.7 months in 3Q20.

[1] General and Administrative Expenses were positively impacted by non-recurring items in the amount of R$ 7.7 million in 3Q21 and R$ 13.7 million in 2Q21 related to specialized legal and administrative services.

2021 THIRD QUARTER RESULTS

FROM EBITDA TO NET INCOME

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by tax credits and other effects (-R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

EBITDA[2] (Earnings before Interest, Taxes, Depreciation and Amortization)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A grew by 1.0% YoY, explained by increased Depreciation of 4G equipment and of the rights of use, even though it was partially offset by lower software Amortization. In 9M21, D&A grew by 2.6% YoY, totaling R$ 4,256 million.

3Q21 Normalized EBIT grew by 11.7% YoY, reflecting the EBITDA growth. In 9M21, Normalized EBIT totaled R$ 2,032 million, up by 10.3% YoY.

[2] EBITDA normalized according to items in the Operating Costs and Expenses section.

2021 THIRD QUARTER RESULTS

NET FINANCIAL RESULTS

Net Financial Results in 3Q21 were negative by R$ 211 million, an improvement of R$ 33 million compared to 3Q20, mainly due to the net result from:

(i)	Higher financial revenues from: (1) interest on financial investment increased, reflecting a higher interest rate in the period and a higher cash level; and (2) positive impact from the accounting of mark-to-market of the 3rd vesting reached by TIM, which gives the Company rights in the share subscription of C6 Bank’s capital (Financial Statements, Note 31).

(ii)	Higher financial expenses due to addition of new financial debt during the first half to finance future obligations related to Oi acquisition, in addition to higher interest rates.

INCOME TAX AND SOCIAL CONTRIBUTION

In 3Q21, Reported Income Tax and Social Contribution totaled R$ 449 million compared to -R$ 49 million in 3Q20, this improvement is mainly explained by tax credits related to non-incidence of Income Taxes (IRPJ and CSLL) on the SELIC adjustment in cases of undue payment – understanding established by the Supreme Federal Court (“STF”) with wide repercussion (Financial Statements, Note 9). On a Normalized basis, IR/CSLL totaled -R$ 78 million vs. the amount of -R$ 49 million recorded in the same period last year – an increase mainly explained by better operating performance and lower use of tax incentives in the third quarter.

In 3Q21, the effective rate was -14.2% vs. -11.2% in 3Q20 (on a Normalized basis). In 9M21, the effective rate was -8.2% vs. -22.9% in 9M20, on a Normalized basis, explained by the higher distribution of Interest on Equity (IoE) and the increased use of tax benefits during the nine months of 2021.

NET INCOME[3]

[3] Net Income normalized according to items in the “From EBITDA to Net Income” sections.

2021 THIRD QUARTER RESULTS

CASH FLOW, DEBT AND CAPEX

*EBITDA normalized according to the items in the Costs section (+R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

In 3Q21, EBITDA-Capex reached R$ 1,270 million, up by 3.9% YoY, taking EBITDA-Capex over Net Revenue to 28.2% (vs. 27.9% in 3Q20).

In an exercise to exclude the financial lease effects from these indicators, 3Q21 EBITDA was recalculated considering these lease agreements on operating expenses. Therefore, EBITDA-AL (After Lease) for the quarter would be R$ 1,666 million (+0.7% YoY), and EBITDA-AL minus Capex would sum up to R$ 770 million (-4.4% YoY).

CAPEX

Capex totaled R$ 897 million in 3Q21, up by 5.5% over 3Q20, mainly due to the advance in the preparation of Company’s infrastructure to integrate Oi’s mobile assets. In 9M21, Capex totaled R$ 3,126 million, up by 28.8% YoY, largely due to a year-on-year comparative basis in the first half of the year, which was impacted by the revaluation of the Company’s projects, despite social distance measures during the pandemic in 2020.

CHANGE IN WORKING CAPITAL

The Change in Working Capital was positive by R$ 520 million, compared to a positive result of R$ 125 million in 3Q20, in part benefited by a favorable annual comparative basis due to the partial payment of regulatory fees related to CFRP and Condecine in the first half of 2021, compared to the 2020 annual payment, made in 3Q20.

The total remaining amount, of approximately R$ 1 billion (including default interest), related to Fistel (TFF) of 2020 and 2021, is still suspended without a defined payment date (Financial Statements, Note 22).

2021 THIRD QUARTER RESULTS

DEBT AND CASH

Debt Profile

At the end of 3Q21, financing (after-hedge) totaled R$ 3,439 million. The average cost of debt excluding leases was 6.3% p.y. in the quarter, an increase when compared to 2.6% p.y. in 3Q20, impacted by CDI increased in the period

Throughout 2021, the Company raised R$ 2.6 billion in new debt:

(i)	In April 2021, the Company signed two agreements with foreign banks, totaling R$ 1,072 billion;

(ii)	In June 2021, the Company completed the settlement of the 2nd debenture issuance totaling R$ 1.6 billion, maturing in June 2028. This is the Company’s first debentures offer to consider ESG aspects in its issuance, bringing benefits to both society and the environment, thus endorsing the goals of the Company’s Strategic Plan.

At the end of the quarter, Cash and Securities totaled R$ 7,372 million, up by R$ 3,735 million YoY. The average cash yield reached 5.8% p.y. in 3Q21, up by 2.2% p.y. over 3Q20, due to better fund allocation and the latest increases observed in basic interest rate.

2021 THIRD QUARTER RESULTS

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON SHAREHOLDER’S EQUITY

On September 24, 2021, TIM S.A. announced that its Board of Directors approved the distribution of R$ 137.5 million as Interest on Equity (IoE). The payment will occur on October 27, 2021, being September 29, 2021 the date to identify the shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-date on Shareholders’ Equity rights. Until the 3Q21 closing, TIM declared the total amount of R$ 487.5 million.

TIM OBTAINS RIGHT TO EXERCISE THE 3RD AND 4TH TRANCHES OF SUBSCRIPTION BONUSES AT BANK C6

In July 2021, within the scope of the strategic partnership ("Partnership") signed with Banco C6 SA ("C6" or "Bank"), TIM obtained the right to exercise the 3rd tranche of the Subscription Bonus of C6's capital stock, as a result of the achievement of the 3rd level of the agreed targets. A bonus equivalent to approximately 0.7% of the bank's capital stock, totaling 3.6%, were recorded in the Company's balance sheet (Financial Statements, Note 37).

In October 2021, TIM also obtained the right to exercise the 4th tranche of the Subscription Bonus for indirect equity participation in C6’s capital stock, as a result of the achievement of the 4th level of the agreed targets, which means the achievement equivalent to accumulated indirect equity participation of approximately 4.08%.

As described in Note 28 of the Financial Statements, Arbitration Procedure No. 28/2021/SEC8 was instituted before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce ("CCBC" and "Arbitral Procedure", respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A. (jointly, “Defendants”), through which the interpretation of certain clauses of the contracts governing the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

NEW CFO/ IRO

In August 2021, TIM announced Ms. Camille Loyo Faria to the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO). Camille arrives at TIM with extensive experience in executive roles in the telecommunications and infrastructure sector, having worked for several companies in the industry. In her career, she also accumulates important roles in the Investment Banking and energy sector.

2021 THIRD QUARTER RESULTS

Operating and Marketing Performance

*3Q21 and 9M21 numbers as of July 2021.

MOBILE SEGMENT:

GENERAL MARKET[4]

The mobile market grew by 9.3% YoY in 3Q21, reinforcing the positive base expansion observed for the first time since 2015 in the last quarter. In the past 12 months, postpaid net additions reached 16.9 million users, being 66% from human postpaid lines. Prepaid reached 4.0 million new users.

TIM

TIM closed 3Q21 totaling 51.6 million users, reporting a slight 0.9% increase in the period.

In 3Q21, the postpaid base reported 22.3 million lines (+2.9% YoY). This segment’s mix over total base reached 43.4%, +0.9 p.p. YoY. Additions in the last 12 months accumulated a positive balance of 639k users.

At the end of the quarter, human postpaid reached 18.3 million lines (+4.0% YoY), with net additions of 702k lines in the last 12 months. The monthly churn rate remained at the lowest levels (3.0% in 3Q21), as recorded in the last quarters.

M2M base reached 4.1 million users in 3Q21, down by 1.5% YoY.

In 3Q21, the prepaid base reached 29.2 million lines, slightly down by 0.6% YoY. The segment’s base posted churn volume lower than previous periods, 184k in the last 12 months. The segment is the most impacted by the economic slowdown.

The 4G base4 ended the quarter with 44.7 million users, once again accelerating and resuming a double-digit growth (+11.3% YoY).

[4] 3Q21 numbers as of July 2021.

2021 THIRD QUARTER RESULTS

FIXED SEGMENT:

TIM Live had a base of 675k connections in 3Q21, maintaining the accelerated growth pace (+7.7% YoY). In the last 12 months, net additions reached 48k lines, and above 200 Mpbs speed plans were again responsible for the period’s expansion dynamics. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 59% share of the total base in the quarter.

Even with restriction to entry into new markets, FTTH network coverage expansion continued to accelerate, prioritizing the consolidation of already active clusters. Thus, total fiber homes passed grew by 29.9% YoY, operating in 28 cities and 7 administrative regions of the Federal District.

2021 THIRD QUARTER RESULTS

Customer Platform and Mobile Advertising

Since last year, TIM has been developing an innovative strategy to the Customer Platform aiming to monetize the company's customer base. This initiative is enabled by 2 business models:

(i)	Commercial Partnerships with the direct remuneration on advertising and data intelligence sale – serving brands that are seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially and in record time. In this model, in addition to TIM Ads and TIM Insights, we use TIM brand to endorse the partner’s brand (e.g. “TIM’s Official Bank”, “TIM’s Official Digital Graduation”) and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market and release it on TV, OOH and Internet. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we remunerate 8,000 sellers on partnership success. In this model, TIM's remuneration is linked to the partnership success and is composed of a CAC fee in R$ and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and for having a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 500 datapoints per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 20 million customers with OptIns, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif and, mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In the third quarter of 2021, the average number of active users per month on TIM's apps and advertising platforms surpassed 20 million and the number of impressions in all formats surpassed 1.2 billion.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened C6’s bank accounts. As compensation in this contract, TIM gets a commission per activated account and the option to obtain an interest in the bank as we reach active account targets. The percentage of shares received for each target achieved varies throughout the contract, with the initial slots being more advantageous for TIM due to the greater effort required to take off a new digital company.

2021 THIRD QUARTER RESULTS

The partnership with C6 ended 3Q21 with a record number of active accounts, reaching the next level of equity interest, 3.6%, corresponding to R$ 403.5 million in the Balance Sheet as Operations with Derivatives (Financial Statements, Note 37).

Despite project's success, due to divergences between the partners, an Arbitration Procedure was instituted, as described in the Main Quarterly Events and Subsequent Events Section.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses.

As in the partnership with C6, TIM is paid through a commission and interest in AmpliCo., which may reach up to 30% of its capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the calculation of subscription rights will take place annually.

2021 THIRD QUARTER RESULTS

Infrastructure

For another quarter, the TIM reinforces its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. Focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

The main highlights of this quarter were:

(i)	Maintaining growth pace of 4G coverage, which is Company's strategic objective, as part of its commitments with Anatel (TAC) and ESG debenture issued in the 2nd quarter;

(ii)	5G tests carried out in SP and RJ, with expressive speed gain and latency results in the standalone technology. Also proving the technical feasibility of combining Release 16 with Carrier Aggregation to expand coverage by more than 65%;

(iii)	The evolution of our IT platform with the migration of our CRM to the cloud within the Journey to Cloud project.

Below are details of the evolution of our mobile and fixed networks:

*Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

2021 THIRD QUARTER RESULTS

Environmental, Social & Governance

3Q21 ESG HIGHLIGHTS

TIM has established a new and more ambitious plan named ESG Plan, for the 2021-23 three-year period. Based on the ambitions laid down in the previous Industrial Plan (2020-2022), the Company presented new objectives related to a set of initiatives, which are part of its strategy, contributing to a consistent inter-relation between ESG topics, business operation and organizational accountability.

7 new goals were added to the 8 previously created and improved:

*Base year 2019.

ENVIRONMENTAL

o	In July, The TIM Group joined the Science Based Target (SBTi) initiative, created by the coalition between CDP, the United Nations Global Compact, the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF). The objective of SBTi is to promote best practices in the reduction and neutralization of GHG emissions in line with climate science, engaging companies through a public commitment to submit their emissions reduction targets, so that they can be validated through scientific method.
o	At the end of the third quarter, 77% of TIM's average electricity consumption came from renewable sources. In September, this mark reached 80%, anticipating the percentage expected to be reached by the end of 2021.
o	TIM created the SkyCoverage project that aims to prioritize the use of simplified structures and renewable energy, such as solar panels, to connect towers and antennas in remote areas of the country. The initiative contributes to the company’s goal of being carbon neutral by 2030.
o	1,746 biosites are active in TIM’s network. Besides being a solution to reduce the number of antennas and towers, reducing the visual and urbanistic impact, these structures can add other functions, such as public lighting and security cameras.
o	Since 2010, the Company has recorded its emissions in the Public Emission Record of the Brazilian GHG Protocol Program.
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that release greenhouse gas inventories and are committed to fighting the climate change cause. TIM is also part of the ICDPR-70 and the CDP Brazil’s Climate Resilience Index.
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

2021 THIRD QUARTER RESULTS

SOCIAL

o	TIM donated half a million reais to the National Bank for Economic and Social Development's (BNDES) “Salvando Vidas” campaign to fight COVID-19. The resources will be used in the acquisition of about 450 thousand pieces of Personal Protective Equipment (PPE), benefiting 25 philanthropic hospitals in 20 municipalities in 14 states of the country.
o	First Brazilian telecom operator to be part of the 2021 Refinitiv Diversity & Inclusion Index ranking, which measures the performance of more than 11,000 companies based on diversity, inclusion and career development initiatives. Among telecom companies worldwide, TIM ranks 19th in the ranking and also leads the benchmark in Brazil, considering all sectors.
o	TIM joined the Business Network for Social Inclusion (REIS). Created in 2012, the group brings together more than a hundred companies around the Pact for Inclusion - endorsed by the International Labor Organization (ILO) - and is committed to the inclusion of people with disabilities in the labor market.
o	In an unprecedented partnership, TIM and Kroton, Cogna Educação's B2C vertical for higher education, an industry leader, created the Ampli platform, focused on offering 100% digital courses (distance learning). There are more than 400 free course options and over 250 undergraduate and graduate courses related to future professions, reaching a base of more than 50 million people.
o	The TIM Institute completed eight years of existence in August. Throughout its trajectory, its projects, actions and partnerships have reached more than 500 cities, in 26 states and the Federal District, benefiting more than 700 thousand people.
o	TIM's Young Apprentice Program has 50% of vacancies for young black people between 16 and 21 years old. The opportunities are for the company's stores and administrative areas in 11 Brazilian states.
o	For the second year, TIM participated in the AfroPresence virtual conference held in September by the Labor Prosecutor's Office and the UN Global Compact, with the aim of fighting against racism in labor relations and promoting racial diversity in business spaces.
o	The Company is a signatory to the UN Women's Empowerment Principles (WEP).
o	TIM joined the Business Coalition for Racial and Gender Equity, an initiative promoted by Instituto Ethos, the Center for the Study of Labor Relations and Inequalities (Ceert) and the Institute for Human Rights and Business (IHRB).

GOVERNANCE

o	TIM won the Prêmio Cliente S/A for improving the customer service experience. Winner in the "Leader in customer management project" category with a case created to manage customer expectation in the service channels, increase satisfaction and reduce the time for handling demands;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	It has been the first and so far the only telecommunications company to receive the Pró-Ética Seal of the Brazilian Office of the Comptroller General (“CGU”);
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To have access to the Environmental, Social & Governance quarterly Report, go to: http://www.tim.com.br/ri/ESG Quarterly Report.

2021 THIRD QUARTER RESULTS

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2021 (“3Q21”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

2021 THIRD QUARTER RESULTS

Attachments

Attachment 1: Operating Indicators

2021 THIRD QUARTER RESULTS

Attachment 1

TIM S.A.

Operating Ratios

*3Q21 and 9M21 numbers as of July 2021.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

1.	Operations

Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.65% of the share capital of TIM S.A on September 30, 2021 (66.58% on December 31, 2020).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of a company, as preparation for future segregation of assets and provision of infrastructure services for residential fiber optic of TIM S.A., called FiberCo Soluções de Infraestrutura Ltda.

In May 2021, FiberCo Soluções de Infraestrutura Ltda. had its corporate name changed to FiberCo Soluções de Infraestrutura S.A. (“FiberCo”).

Corporate Reorganization

On July 29, 2020, the Board of Directors of the Company approved the submission to the Extraordinary General Meeting of the proposed merger of TIM Participações by TIM S.A.

The Extraordinary General Meeting was held on August 31, 2020, and approved, by a majority of votes, the incorporation of TIM Participações by TIM S. A, in accordance with the protocol and justification of Incorporation concluded between the administrations of the Companies on July 29, 2020.

As a result the Company’s Management proceeded with the merger on August 31, 2020, based on the net book assets of TIM Participações, in the amount of R$ 355,323.

The changes in TIM Participações’s shareholders' equity between the date of the report (March 31, 2020) and the merger (August 31, 2020) were transferred, absorbed and incorporated into the operating income of TIM Participações S.A. (incorporated), as set forth in the protocol of incorporation. As a result of the merger, all operations of TIM Participações were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law. This transaction had no economic or tax impact and the incorporated goodwill will not be used for the purposes of any tax offsets.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

This corporate reorganization aimed to provide greater efficiency and simplification of the organizational structure of the TIM Group, making the structure of internal controls more efficient. In addition, the corporate reorganization provides a better tax efficiency in future distributions of Interest on Shareholders’ Equity, and also, greater integration of administrative and financial unities allowing a cut-off in operational costs and expenses, as well as improvement of synergies, which shall result in a more efficient operation. As a result from this transaction, there was no impact on the controlling and non-controlling shareholders.

After the merger, TIM S.A. started to be traded with the codes TIMS3 on B3 and TIMB on the NYSE.

For the purposes of presenting the comparative balance, TIM S.A.’s asset and financial information remains unchanged, meeting the concept of legal entity for the presentation of the individual and consolidated quarterly information.

Net assets on merger date on September 01, 2020 are summarized as follows:

	09/01/2020		09/01/2020
Assets		Liabilities

Current assets		Current liabilities
Cash and cash equivalents	21,959	Taxes, fees and contributions to be collected	368
Taxes, fees and contributions to be recovered	28,515	Other liabilities	10,708
Other assets	166	Total current liabilities	11,076
Total current assets	50,640
		Non-current liabilities
Non-current assets		Provision for legal and administrative proceedings	36,850
Judicial deposits	72,346	Other liabilities	29,752
Other assets	1,254	Total non-current liabilities	66,602

		Shareholders' equity
Goodwill (i)	308,761	Share Capital	1,719
Total non-current assets	382,361	Reserves	353,604
		Total shareholders' equity	355,323

Total assets	433,001	Total liabilities and shareholders' equity	433,001

(i) The Incorporated goodwill has the following composition:

Goodwill - Future profitability	367,571
Surplus of liabilities (provision for lawsuits) in business combination	(89,106)
Deferred income tax on surplus	30,296
308,761
2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil, which comprise the resolutions issued by the CVM and the pronouncements, guidelines and

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

interpretations issued by Accounting Pronouncement Committee (CPC) and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a.	General criteria for preparation and disclosure

 The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and Provision for lawsuits and administrative proceedings that are fully classified as long-term.

The presentation of Statements of Value Added (DVA) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. Therefore, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b.	Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company’s functional currency.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The Group's strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue, once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The comparative consolidated balances for September 2020 have not been presented, since the subsidiary FiberCo was only incorporated in December 2020. Thus, there are no consolidated balances in September 2020.

e.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on October 25, 2021.

f.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (CPC) and International Accounting Standards Board (IASB), are effective for the year ended September 30, 2021.

•         Changes to CPC 15 (R1): Definition of business

The amendments to CPC 15 (R1) clarify that, to be considered a business, an integrated set of activities and assets must include, at least, an inflow of funds and a substantive process that together contribute significantly to the capacity to generate the outflow of funds. Moreover, it clarified that a business can exist without including all the inflows of funds and processes necessary to create outflows of funds. These amendments had no impact on the Company’s individual and consolidated quarterly information, but may impact future periods if the Group enters into any business combination.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

•         Changes in CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform

The amendments to Pronouncements CPC 38, CPC 48 and CPC 40 provide exemptions that apply to all hedge relationships directly affected by the benchmark interest rate reform. A hedge relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the benchmark interest rate of the hedged item or hedging instrument. These changes have no impact on the Company’s individual and consolidated quarterly information, as it does not have interest rate hedging relationships.

•	Changes in CPC 26 (R1) and CPC 23: Definition of material

The amendments provide a new definition of material, stating that: “information is material if its omission, distortion or obfuscation can reasonably influence decisions that the main users of the general purpose quarterly information make based on this quarterly information, which provide financial information on entity’s specific report”. The amendments clarify that the materiality will depend on the nature or magnitude of the information, individually or in combination with other information, in the context of the financial statements. A distorted information is material if it could reasonably be expected to influence decisions made by primary users. These amendments had no impact on the individual and consolidated quarterly information, nor is it expected that there will be any future impact for the Company.

•	Review in CPC 00 (R2): Conceptual Framework for Financial Reporting

The revised pronouncement provides some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These changes did not affect the individual and consolidated quarterly information of the Company.

•	Changes in CPC 06 (R2): COVID-19 related benefits granted to leaseholders in lease agreements.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic.

As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The following new standards were issued by Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB) but are not in effect for the period ended on September 30, 2021.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company.

•         Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

COVID-19 impacts

Since March 2020 a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The outbreak of COVID-19 developed rapidly in 2020 and continues until 2021. The measures taken to contain the virus greatly affected economic activity, including some impacts on the operating results and cash flows of the Companies in Brazil. Throughout 2020, lockdowns were decreed in several states in Brazil, lasting from March to June 2020.

In 2020, the Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations, since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In 2021, the crisis worsened with an increase in the number of cases. Consequently, there was a need for new restrictive measures, including the closing of the trade, impacting the operation of stores. Said restrictions were implemented mainly in March in different cities in Brazil.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. We have not suffered any material impact on our operations so far. The Company continues to present positive results, and the main impact of the restriction measures was verified in the product sales line due to the closing of stores in the first quarter, an effect already normalized in the second and third quarter of 2021.

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible and intangible assets.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 25).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Lease, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

(g)       Assets classified as held for sale (and related liabilities)

On May 5, 2021, TIM S.A. informed its shareholders and the market in general that, at a meeting of the Company’s Board of Directors held on the same day, an agreement between TIM S.A. and IHS Fiber Brasil - Cessão of Infrastructures Ltd. (“IHS”) was approved for the acquisition, by IHS, of an equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), an entity incorporated by the Company to segregate network assets and provide infrastructure services. Thus, the Company identified the assets and liabilities within the scope of the transaction that guarantee the sale of 51% of the infrastructure operation and the classification of these assets and liabilities in the “held for sale” group.

The Board of Directors considered that said business met the criteria to be classified as held for sale at that date for the following reasons:

• FiberCo and the set of assets and liabilities that will be transferred to it as a prerequisite for the transaction are available for immediate sale and may be sold to a potential buyer at its current state;

• The measures required to complete the sale have started and are expected to be completed within one year as of the classification date;

• Preliminary negotiations with a potential buyer have already been carried out and the agreement was signed. The Company and IHS are currently only waiting approval from regulatory bodies, and said approval is expected to take place in the coming months.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

For further details on the operation, see note 16.

4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent company		Consolidated
	September 2021	December 2020	September 2021	December 2020

Cash and banks	35,656	100,008	35,657	100,009
Free availability financial investments:
CDB’s / Repurchases	4,031,954	2,475,282	4,031,954	2,475,282

	4,067,610	2,575,290	4,067,611	2,575,291

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The annual average return of the Company’s applications related to CBDs and Committed Operations is 101.48% (101.24% as of December 31, 2020) of the variation of the Interbank Deposit Certificate–CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

	September 2021	December 2020

FUNCINE (i)	8,908	7,061
Fundo Soberano (ii)	7,645	5,220
FIC: (iii)
Government bonds (iv)	2,081,290	1,345,797
CDB (v)	25,868	17,370
Financial bills (vi)	540,745	292,500
Other (vii)	649,249	409,551
	3,313,705	2,077,499

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Current portion	(3,304,797)	(2,070,438)
Non-current portion	8,908	7,061

(i)On December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2021 is -0.24% p.a. (-3.34% p.a. on December 31, 2020).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2021 is 93.25% (87.71% on December 31, 2020) of the variation of the interbank deposit certificate – CDI.

(iii) In August 2017, the Company invested in open FICs (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2021 of the FIC's was 125.56% (112.72% on December 31, 2020) of the variation of the Interbank Deposit Certificate – CDI.

(iv) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(v) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(vi) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(vii) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable equals the book value recorded as at September 30, 2021 and December 31, 2020.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.19% (0.22% on December 31, 2020).

	September 2021	December 2020
Trade accounts receivable	2,841,604	3,180,661

Gross accounts receivables	3,600,935	3,831,921

Billed services	1,880,187	2,039,403
Unbilled services	821,391	817,669
Network use	481,776	399,083
Goods sold	397,541	552,962
Contractual assets (note 24)	12,151	14,914
Other accounts receivable	7,889	7,890

Provision for expected credit losses	(759,331)	(651,260)

Current portion	(2,708,603)	(3,051,834)
Non-current portion	133,001	128,827

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	September 2021	December 2020
	(9 months)	(12 months)

Opening balance	651,260	774,077
Supplement to expected losses	427,582	552,817
Write-off of provision	(319,511)	(675,634)

Closing balance	759,331	651,260

The aging of accounts receivable is as follows:

	September 2021	December 2020

Total	3,600,935	3,831,921

Undue	2,482,843	2,785,469
Overdue (days):
up to 30	244,008	248,955
up to 60	101,315	84,218
up to 90	100,821	71,635
>90	671,948	641,644

7.	Inventories

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	September 2021	December 2020

Total Inventories	231,139	246,602

Inventories	242,883	257,477
Mobile handsets and tablets	163,822	186,961
Accessories and prepaid cards	59,127	55,558
TIM chips	19,934	14,958

Losses on adjustment to realizable amount	(11,744)	(10,875)

8.	Recoverable indirect taxes, fees and contributions

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

.

	September 2021	December 2020

Recoverable indirect taxes, fees and contributions	1,250,645	1,230,801

ICMS	1,207,730	1,188,018
Other	42,915	42,783

Current portion	(375,487)	(374,015)
Non-current portion	875,158	856,786

The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(iii) In May 2021, ICMS credits from the final and unappealable decision for a lawsuit involving the repetition of prepaid telephone services in Santa Catarina, in the amount of R$ 52 million.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

9.	Recoverable direct taxes, fees and contributions

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

	September 2021	December 2020

Recoverable direct taxes, fees and contributions	2,291,290	2,698,239

Income tax (IR) and social contribution (CS) (i)	794,911	381,905
PIS / COFINS (ii)	1,443,272	2,253,545
Other	53,107	62,789

Current portion	(1,264,888)	(1,421,112)
Non-current portion	1,026,402	1,277,127

(i) Income tax and social contribution amounts are mainly related to other income tax and social contribution credits from previous years, whose current estimated term for use is later than 12 months.

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, we expect to use these credits by the end of the year 2022.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2020, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 1,516 million. In the first, second and third quarter of 2021, total offsetting of R$ 744 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

10.	Deferred income tax and social contribution

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Deferred income tax and social contribution are recognized regarding the (1) accumulated tax losses and negative bases of social contribution and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On September 30, 2021 and December 31, 2020, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	September 2021	December 2020

Losses carried forward – income tax and social contribution	327,349	475,128
Temporary differences:
Provision for legal and administrative proceedings	328,004	303,948
Provision for expected credit losses	262,750	224,459
Adjustments to present value – 3G license	3,783	5,240
Lease of LT Amazonas infrastructure	31,779	29,971
Profit sharing	25,557	36,915
Taxes with enforceability suspended (i)	426,702	258,246
Amortized Goodwill – TIM Fiber (ii)	(35,996)	(370,494)
Derivative financial instruments	(121,535)	(154,718)
Capitalized interest on 4G authorization	(240,726)	(262,608)
Deemed costs – TIM S.A	(45,388)	(53,792)

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

IFRS16 Lease	339,208	303,833
Accelerated depreciation (iii)	(443,965)	(266,464)
Other	17,375	20,982
	874,897	550,646
Deferred active tax portion	874,897	550,646

(i) Mainly represented by the Fistel fee for the financial years 2020 and 2021. The Operating Inspection Fee (TFF) for the years 2020 and 2021 had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012. In June 2021, we had the reclassification of a portion of this goodwill and related deferred taxes to the held-for-sale group in the amount of R$ 334,498 due to the sale transaction described in Note 16.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 444 million until September 30, 2021 (R$ 266.5 million up to December 31, 2020) and applied as of January 1, 2020.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on September 30, 2021.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences
2021	142,068	748,971
2022	185,281	(186,532)
2023	-	(110,420)
2024 onwards	-	95,529
Total	327,349	547,548	874,897

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 147,779 during the year up to September 30, 2021 (R$ 325,583 on December 31, 2020, including tax losses).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

11.	Prepaid expenses

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

	September 2021	December 2020

	346,015	223,394
Fistel (i)	74,492	-
Advertisements not released	7,314	1,679
Rentals and insurance	67,844	69,208
Incremental costs for obtaining customer contracts (ii)	143,870	125,114
Other	52,495	27,393

Current portion	(263,890)	(149,796)
Non-current portion	82,125	73,598

(i) In March 2021, there was a payment of R$ 73 million referring to the Contribution for the Promotion of Public Radio Broadcasting (CFRP), and, in April 2021, R$ 226 million related to Condecine. The amounts related to these rates are monthly appropriated to income. For further details on amounts related to Fistel - TFF pending payment, see note 22.

(ii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

12.	Judicial deposits

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

They are recorded at historical cost and updated according to current legislation:

	September 2021	December 2020

	726,742	794,755

Civil	279,465	315,312
Labor	132,021	149,390
Tax	179,004	181,670
Regulatory	111	111

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Online attachment (i)	136,141	148,272

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited in court under discussion is R$ 71,694 (R$ 70,560 on December 31, 2020).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 33,953 (R$ 34,544 as of December 31, 2020).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 8,983 (R$ 8,862 as of December 31, 2020).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 19,540 (R$ 18,883 as of December 31, 2020).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,157 (R$ 11,317 as of December 31, 2020).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 7,961 (R$ 7,843 as of December 31, 2020).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,360 (R$ 3,329 as of December 31, 2020).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,553 (R$ 3,514 as of December 31, 2020).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 61,132 (R$ 58,664 as of December 31, 2020).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 12,848 (R$ 14,505 as of December 31, 2020).

(j)	CSLL - charges related to cases of Jornal do Brasil that were directed to the company, as well as charges related to successful Negative BC Compensation/Tax Loss. The current value of the deposits referring to this discussion is R$ 11,670 (R$ 9,739 as of December 31, 2020).

13.	Investment

The ownership interest in subsidiary is valued using the equity accounting method.

TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of FiberCo Soluções de Infraestrutura Ltda. (“FiberCo”), a limited liability company, in preparation for a possible (or eventual) segregation of assets and provision of residential fiber optic infrastructure services. The Company was organized on December 16, 2020 and transformed on a limited liability corporation in May 2021.

This process is one of the intermediate steps in the transformation of TIM in a provider of broadband services, and aims to create an open fiber optic infrastructure vehicle (“FiberCo”) with the acquisition of a strategic partner that will become a partner of FiberCo. FiberCo will operate in the wholesale market and can provide last-mile fiber connectivity and transportation services to market operators, with TIM as the client (see note 16).

TIM S.A. holds 100% (100% on December 31, 2020) of FiberCo’s equity interest.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(a)	Interest in subsidiary:

	September 2021	December 2020
	FiberCo	FiberCo

Number of quotas/shares held	1,000	1,000

Interest in total capital	100%	100%

Shareholders' equity/loss	(230)	1

Net profit for the period	(231)	-

Equity in earnings	(231)	-

Investment amount	(230)	1

Pursuant to IAS 28/CPC 18, the loss exceeding the amount invested was reclassified to “Other liabilities” caption in non-current liabilities and later classified as Liabilities related to assets held for sale, in the amount of R$ 230.

14.	Property, plant and equipment

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. As of September 30, 2021, and December 31, 2020, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

•	Changes in property, plant and equipment

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	Balance in December 2020	Additions	Write-offs (i)	Transfers	Assets held for sale (ii)	Balance in September 2021

Total cost of property, plant and equipment, gross	47,429,167	3,619,235	(2,001,140)	-	(1,712,349)	47,334,913
Commutation/transmission equipment	25,875,916	6,264	(1,663,576)	2,259,839	(1,172,650)	25,305,793
Fiber optic cables	878,100	-	-	18,876	(123,567)	773,409
Leased handsets	2,643,336	586	(11,007)	136,728	-	2,769,643
Infrastructure	6,436,572	-	(102,101)	185,431	(402,358)	6,117,544
Informatics assets	1,770,386	-	(35,915)	19,502	(2,937)	1,751,036
General use assets	902,287	-	(31,687)	38,057	(10,837)	897,820
Right of use in leases	8,367,895	992,709	(156,019)	-	-	9,204,585
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	2,619,676	(835)	(2,658,433)	-	474,289

Total Accumulated Depreciation	(29,328,469)	(2,938,250)	1,835,178	-	549,466	(29,882,075)
Commutation/transmission equipment	(18,130,526)	(1,494,304)	1,658,183	-	238,595	(17,728,052)
Fiber optic cables	(482,613)	(50,347)	-	-	26,092	(506,868)
Leased handsets	(2,398,217)	(108,444)	7,715	-	-	(2,498,946)
Infrastructure	(4,018,854)	(292,861)	101,883	-	277,439	(3,932,393)
Informatics assets	(1,617,970)	(44,340)	35,960	-	2,774	(1,623,576)
General use assets	(637,903)	(36,025)	31,437	-	4,566	(637,925)
Right of use in leases	(2,042,386)	(911,929)	-	-	-	(2,954,315)

Total property, plant and equipment, net	18,100,698	680,985	(165,962)	-	(1,162,883)	17,452,838
Commutation/transmission equipment	7,745,390	(1,488,040)	(5,393)	2,259,839	(934,055)	7,577,741
Fiber optic cables	395,487	(50,347)	-	18,876	(97,475)	266,541
Leased handsets	245,119	(107,858)	(3,292)	136,728	-	270,697
Infrastructure	2,417,718	(292,861)	(218)	185,431	(124,919)	2,185,151
Informatics assets	152,416	(44,340)	45	19,502	(163)	127,460
General use assets	264,384	(36,025)	(250)	38,057	(6,271)	259,895
Right of use in leases	6,325,509	80,780	(156,019)	-	-	6,250,270
Land	40,794	-	-	-	-	40,794
Construction in progress	513,881	2,619,676	(835)	(2,658,433)	-	474,289

(i) The amount of R$ 156 million in right of use in leases is represented by remeasurement of contracts and includes changes in the term and scope of rentals. Moreover, the write-offs of other tangible assets include inventory adjustments for assets that were fully depreciated, with a net impact of R$ 3 million.

(ii) Due to the sale transaction described in note 16, we reclassified the items related to property, plant and equipment to the group of assets held for sale.

	Balance in December 2019	Additions	Write-offs	Transfers	Balance in September 2020

Total cost of property, plant and equipment, gross	43,358,751	2,864,982	(624,500)	-	45,599,233

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Commutation/transmission equipment	22,817,681	6,650	(172,680)	2,459,977	25,111,628
Fiber optic cables	813,589	-	-	54,219	867,808
Leased handsets	2,489,995	641	(5,348)	120,524	2,605,812
Infrastructure	6,096,847	-	(6,267)	174,218	6,264,798
Informatics assets	1,721,251	1	(7,470)	50,789	1,764,571
General use assets	859,505	1	(1,101)	36,426	894,831
Right of use in leases (i)	6,933,416	1,127,616	(431,230)	-	7,629,802
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,730,073	(404)	(2,896,153)	419,189
					-
Total accumulated depreciation	(25,746,587)	(2,760,067)	264,751	-	(28,241,903)
Commutation/transmission equipment	(16,389,213)	(1,370,218)	163,726	-	(17,595,705)
Fiber optic cables	(410,567)	(54,194)	-	-	(464,761)
Leased handsets	(2,256,863)	(106,895)	1,139	-	(2,362,619)
Infrastructure	(3,593,833)	(324,915)	5,770	-	(3,912,978)
Informatics assets	(1,565,309)	(47,093)	7,462	-	(1,604,940)
General use assets	(590,658)	(36,064)	784	-	(625,938)
Right of use in leases	(940,144)	(820,688)	85,870	-	(1,674,962)

Total property, plant and equipment, net	17,612,164	104,915	(359,749)	-	17,357,330
Commutation/transmission equipment	6,428,468	(1,363,568)	(8,954)	2,459,977	7,515,923
Fiber optic cables	403,022	(54,194)	-	54,219	403,047
Leased handsets	233,132	(106,254)	(4,209)	120,524	243,193
Infrastructure	2,503,014	(324,915)	(497)	174,218	2,351,820
Informatics assets	155,942	(47,092)	(8)	50,789	159,631
General use assets	268,847	(36,063)	(317)	36,426	268,893
Right of use in leases	5,993,272	306,928	(345,360)	-	5,954,840
Land	40,794	-	-	-	40,794
Construction in progress	1,585,673	1,730,073	(404)	(2,896,153)	419,189

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2020	3,019,900	400,262	1,500,909	1,404,438	6,325,509
Additions	379,649	207,703	123,303	282,054	992,709
Remeasurement	(68,335)	(39,684)	(20,816)	(27,184)	(156,019)
Depreciation	(383,991)	(80,544)	(155,291)	(292,103)	(911,929)

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Balances at September 30, 2021	2,947,223	487,737	1,448,105	1,367,205	6,250,270

Useful life - %	9.15%	9.59%	10.29%	6.51%

•	Depreciation rates

Annual fee %
Commutation/transmission equipment	8–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2020, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

15.	Intangible assets

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. Within this concept, we had the capitalization of charges for the acquisition of the 4G license and cleaning of the frequency of the 700 MHZ band acquired until September 2019, when the asset was considered in operation by the administration and from this date, being classified in the authorizations subgroup, the capitalization of interest and charges on this asset was terminated. These costs are amortized over the estimated useful lives.

As of September 30, 2021, and December 31, 2020, the company does not present indications of impairment in its intangible assets of defined and indefinite useful life.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	Balance in December 2020	Additions/ Amortization	Write-offs	Transfers	Assets held for sale (i)	Balance in September 2021

Total cost of intangible assets, gross	31,444,050	585,493	-	-	(1,161,312)	30,868,231
Right to use software	19,117,515	-	-	678,817	(112,593)	19,683,739
Authorizations	9,931,248	15,469	-	4,575	(1,737)	9,949,555
Goodwill	1,527,220	-	-	-	(1,046,982)	480,238
Right to use infrastructure - LT Amazonas	177,866	-	-	8,355	-	186,221
Other assets	329,626	-	-	1,558	-	331,184
Intangible assets under development	360,575	570,024	-	(693,305)	-	237,294

Total Accumulated Amortization	(22,416,975)	(1,317,519)	9	-	111,407	(23,623,078)
Right to use software	(16,378,487)	(885,873)	9	-	110,636	(17,153,715)
Authorizations	(5,816,241)	(406,660)	-	-	771	(6,222,130)
Right to use infrastructure - LT Amazonas	(67,966)	(6,479)	-	-	-	(74,445)
Other assets	(154,281)	(18,507)	-			(172,788)

Total intangible assets, net	9,027,075	(732,026)	9	-	(1,049,905)	7,245,153
Right to use software (c)	2,739,028	(885,873)	9	678,817	(1,957)	2,530,024
Authorizations (f)	4,115,007	(391,191)	-	4,575	(966)	3,727,425
Goodwill (d)	1,527,220	-	-	-	(1,046,982)	480,238
Right to use infrastructure-LT Amazonas (e)	109,900	(6,479)	-	8,355	-	111,776
Other assets	175,345	(18,507)	-	1,558	-	158,396
Intangible assets under development	360,575	570,024	-	(693,305)	-	237,294

(i) Due to the sale transaction described in note 16, we had the reclassification of items related to property, plant and equipment to the group of assets held for sale.

	Balance in December 2019	Balance of merged company	Additions/ Amortization	Write-offs	Transfers	Balance in September 2020

Total cost of intangible assets, gross	29,861,788	367,571	748,822	(974)	-	30,977,207
Right to use software	18,184,382	-	-	(974)	662,061	18,845,469
Authorizations	9,811,794	-	22,623	-	83,601	9,918,018
Goodwill	1,159,649	367,571	-	-	-	1,527,220

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Right to use infrastructure - LT Amazonas	169,327	-	-	-	-	169,327
Other assets	327,361	-	-	-	1,475	328,836
Intangible assets under development	209,275	-	726,199	-	(747,137)	188,337

Total Accumulated Amortization	(20,561,032)		(1,404,876)	974	-	(21,964,934)
Right to use software	(15,093,166)	-	(978,030)	974	-	(16,070,222)
Authorizations	(5,278,413)	-	(402,215)	-	-	(5,680,628)
Right to use infrastructure - LT Amazonas	(60,204)	-	(5,822)	-	-	(66,026)
Other assets	(129,249)	-	(18,809)	-	-	(148,058)

Total intangible assets, net	9,300,756	367,571	(656,054)	-	-	9,012,273
Right to use software (c)	3,091,216	-	(978,030)	-	662,061	2,775,247
Authorizations (f)	4,533,381	-	(379,592)	-	83,601	4,237,390
Goodwill (d)	1,159,649	367,571	-	-	-	1,527,220
Right to use infrastructure-LT Amazonas (e)	109,123	-	(5,822)	-	-	103,301
Other assets	198,112	-	(18,809)	-	1,475	180,778
Intangible assets under development	209,275	-	726,199	-	(747,137)	188,337

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Right to use software

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The company has the following goodwill based on expectation of future profitability at September 30, 2021 and December 31, 2020:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

Due to the sale transaction described in note 16, we had the reclassification of part of this goodwill to the held-for-sale group.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36 / CPC 01.

On December 31, 2020, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2020 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On September 30, 2021, the Company carried out the analysis of all tangible and intangible assets and did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

(e) Right to use infrastructure - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 17).

(f) Authorizations

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”).

The aforementioned license falls under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

16.	Assets classified as held for sale and liabilities related to assets held for sale

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The Company classifies an asset as held for sale when its book value will be recovered primarily through a sale transaction, rather than continuous use. These assets held for sale are stated at the lowest value between their book value and the fair value less sales expenses

The criteria for classification of assets held for sale are met when the sale is highly likely and the asset or group of assets held for sale is available for immediate sale in its current condition, subject only to the terms that are customary for the sale of such assets held for sale. The Company’s appropriate hierarchical level of management is committed to the asset's sale plan, having approved the agreement with IHS on May 5, 2021.

Property, plant and equipment and intangible assets are not depreciated or amortized when classified as held for sale.

Assets and liabilities classified as held for sale are presented separately.

All other notes to the quarterly information include amounts for continuing operations.

As mentioned in note 3.g, on May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo to IHS, with the remaining 49% remaining under the control of the Company upon closing of the transaction. The relationship between the partners will be regulated by a shareholders' agreement, to be entered into upon closing the transaction. Between the date of the agreement entered into between the parties and the closing of the transaction, all assets and liabilities related to the transaction were allocated to this group.

FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the Agreement define TIM as an anchor customer, having the prerogative of 6 months of exclusivity after entering new areas.

On September 30, 2021, the group of assets held for sale is presented at their book value and comprises the following assets and their related liabilities:

September 2021
Assets
Recoverable taxes	21,570

Property, plant and equipment	1,162,883
Intangible assets	1,049,905
Goodwill	1,046,982
Other	2,923
Other	423
Non-current assets held for sale	2,234,781

Liabilities

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Suppliers	(26,762)
Payroll and related charges	(4,377)
Deferred income tax and social contribution	(334,498)
Other	(230)
Liabilities related to assets held for sale	(365,867)

Net assets directly associated with the held-for-sale group	1,868,914

There is no accumulated gain or losses included in other comprehensive income related to this group held for sale.

During the period ended September 30, 2021, no impairment losses on assets held for sale were recognized.

17.	Leases

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Leases that the Company, as a lessee, holds substantially all the risks and rewards of ownership are classified as finance leases. They are capitalized at the lease's commencement at the lower of the fair value of the leased asset and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	September 2021	December 2020
LT Amazonas	168,589	162,198
Subleases - Stores – IFRS 16	72,187	-
	240,776	162,198

Current portion	(29,191)	(5,357)
Non-current portion	211,585	156,841

LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Until September 2022	26,124	6,387
October 2022 to September 2026	106,491	37,345
October 2026 onwards	183,551	124,857
	316,166	168,589

Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in “Leases - Stores & Kiosks”.

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Until September 2022	27,888	22,804
October 2022 to September 2026	55,417	49,383
October 2026 onwards	-	-
	83,305	72,187

Liabilities

	September 2021	December 2020

LT Amazonas (i)	304,224	290,385
Sale of Towers (leaseback) (ii)	1,265,022	1,256,410
Other (iv)	117,771	115,027
Sub-total	1,687,017	1,661,822

Other leases (iii):
Lease – Network infrastructure	3,223,637	3,252,463
Lease - Shops & kiosks & real estate	600,293	434,990
Lease - Land (Network)	1,588,752	1,606,567
Lease - Fiber	1,412,549	1,422,993
Subtotal lease IFRS 16 / CPC 06 (R2)	6,825,231	6,717,013
Total	8,512,248	8,378,835

Current portion	(1,248,577)	(1,054,709)
Non-current portion	7,263,671	7,324,126

The amount of interest paid in the period ended September 30, 2021 related to IFRS 16 / CPC 06 (R2) is R$ 440,981 (R$ 434,365 in the period ended on September 30, 2020).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Changes to the lease liabilities are shown in note 37.

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal values	Present value

Until September 2022	56,913	17,164
October 2022 to September 2026	202,271	61,324
October 2026 onwards	348,780	225,736
	607,964	304,224

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 22).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the agreement entered into. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	Nominal values	Present value

Until September 2022	186,138	8,686
October 2022 to September 2026	842,253	189,069
October 2026 onwards	1,865,647	1,067,267
	2,894,038	1,265,022

(iii) Other leases:

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16 / CPC 06 (R2).

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Until September 2022	October 2022 to September 2026	October 2026 onwards	Nominal values	Present value
Total other leases	1,750,413	4,820,409	2,894,115	9,464,937	6,825,231
Lease – Network infrastructure	767,715	2,268,690	1,461,618	4,498,023	3,223,638
Lease - Shops & kiosks & real estate	171,073	397,031	293,284	861,388	600,293
Lease - Land (Network)	328,614	1,057,979	1,139,213	2,525,806	1,588,752
Lease - Fiber	483,011	1,096,709	-	1,579,720	1,412,548

The present value, principal and interest value as of September 30, 2021 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 8.70% (9.21% in 2020).

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on September 30, 2021 is R$ 26,526 (R$ 28,523 on December 31, 2020).

(iv) it is substantially represented by commercial leasing transactions in transmission towers.

18.	Other amounts recoverable

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

As of September 30, 2021, this credit is R$ 37,467 (R$ 43,906 as of December 31, 2020).

19.	Suppliers

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	September 2021	December 2020

	2,653,218	3,128,732

Domestic currency	2,505,797	2,932,486
Suppliers of materials and services (i)	2,372,850	2,839,547
Interconnection (ii)	101,979	64,066
Roaming (iii)	219	212
Co-billing (iv)	30,749	28,661

Foreign currency	147,421	196,246
Suppliers of materials and services (i)	112,958	148,888
Roaming (iii)	34,463	47,358

Current portion	2,653,218	3,128,732

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(vi) Refers to calls made by the customer when choosing another long-distance operator.

20.	Authorizations payable

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts of commitments with ANATEL:

	September 2021	December 2020

Renewal of authorizations (i)	183,253	188,498
Updated ANATEL liability (ii)	164,228	146,949
	347,481	335,447

Current portion	(131,968)	(102,507)
Non-current portion	215,513	232,940

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. As of September 30, 2021, the Company had outstanding balances relating to the renewal of Authorizations in the amount of R$ 183,253 (R$ 188,498 as of December 31, 2020).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 164 million on September 30, 2021) which is still pending trial.

The primary authorizations held by TIM S.A. on September 30, 2021, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR, Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029
São Paulo	-	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029
Municipality and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029
Minas Gerais (except the municipalities of Sector 3 of the PGO for 3G radio frequencies and leftovers)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

21.	Loans and financing

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charges	Maturity	September 2021	December 2020
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	316,609	344,125
BAML (ii)	EUR	0.279% p.a.	Aug 2021	-	570,844
Scotland (ii)	USD	1.4748% p.a.	Apr 2024	547,528	1,030,761
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	417,951	399,302
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	506,106	-
Debentures (ii)	BRL	IPCA + 4.1682% (i)	June 2028	1,626,472	-
Total				3,414,666	2,345,032
Current				(533,992)	(1,689,385)
Non-current				2,880,674	655,647

(i) The automatic decrease of up to 0.25bps in remunerative interest will comply with sustainable targets established in the indenture.

Guarantees

(ii) Do not have a guarantee.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and had restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. In February 2020 the company made the full prepayment of financing obtained from BNDES, however there are still contracts in effect with the bank regulating the lines of credit available for withdrawal that are shown in the table below: Financial indices are: (i) Shareholders' equity over total assets; (ii) EBITDA on net financial expenses; (iii) Total financial debt on EBITDA and (iv) Short-term net financial debt to EBITDA. The Company has been complying with all the established financial ratios.

In April 2021, the Company contracted a new loan with The Bank of Nova Scotia, in the amount of R$ 572 million, at the cost of CDI + 1.05% p.a. and a 3-year term. The operation aimed to strengthen the Company's cash for working capital.

In April 2021, the Company contracted a new loan with BNP Paribas, in the amount of R$ 500 million, at the cost of CDI + 1.07% p.a. and a 2.9-year term. The operation aimed to strengthen the Company's cash for working capital.

In June 2021, the Company carried out the second issue of simple, non-convertible, unsecured debentures, carried out pursuant to CVM Instruction No. 476, in the amount of R$ 1,600 million. The debentures have a sustainable component that allows them to be qualified as sustainability-linked and, in case of compliance with the sustainable targets established in the indenture, the remunerative interest of IPCA + 4.1682% p.a. can be automatically reduced by up to 0.25bps. The debentures will bear semiannual interest and amortization will take place, respectively, in the 5th, 6th and 7th year. The issue was aimed at financing projects for the implementation, expansion and modernization of fixed and mobile networks in different technologies, including 5G, and falls within the provisions of Law No. 12431 of June 24, 2011. Within the scope of this operation, the Company elected to sign an interest rate swap contract for hedging purposes, at the cost of CDI + 0.95% per annum. During the term of the operation, compliance with the financial ratio of Net debt to EBITDA, an indicator that has been met to date, must also be observed.

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Term	Term	Remaining Value		Amount used until September 30, 2021
BNDES (i)	TJLP	May 2018	Mar 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	Mar 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	390,000	-
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	2,252,479	-

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Loans and financing as of September 30, 2021 due in long-term is in accordance with the following schedule:

2022	42,918
2023	86,399
2024	1,100,447
2025	24,245
2026	541,462
2027	541,462
2028	543,741
2,880,674

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2021	75,807
2022	501,103
2023	86,399
2024	1,100,447
2025	24,245
2026	541,462
2027	541,462
2028	543,741
3,414,666

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas and Debentures, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the company from changes in exchange rates and interest. The fair value of the operations on September 30, 2021 is, respectively, R$ 556,098, R$ 516,049 and R$ 1,640,756.

22.	Indirect taxes, fees and contributions payable

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	September 2021	December 2020

Indirect taxes, fees and contributions payable	1,291,429	938,880

Value added tax on goods and services - ICMS	321,230	359,498
ANATEL’s taxes and fees (i)	905,315	509,087
Service Tax - ISS	61,115	66,082
Other	3,769	4,213

Current portion	(1,288,229)	(935,778)
Non-current portion	3,200	3,102

(i) The Fistel fee, in the approximate amount of R$ 790 million for the period of 2020 has been initially deferred from the start of its payment, on the basis of provisional act 952 of April 15, 2020 for August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million and the remaining, related to Fistel (TFF), amount remains outstanding, based on an injunction issued by the Regional Court of the 1st Region.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In the 2nd quarter of 2021, there was the recognition of R$42.5 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment.

23.	Direct taxes, fees and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2021, the Company has chosen to make the quarterly payment of income tax and social contribution.

Parent company Consolidated

	September 2021	December 2020	September 2020	December 2020

Direct taxes, fees and contributions payable	132,896	508,743	132,900	508,743

Income tax (IR) and social contribution (CS) (i)	46,990	313,145	46,990	313,145
PIS/COFINS	40,799	154,353	40,799	154,353
Other (ii)	45,107	41,245	45,111	41,245

Current portion	(118,814)	(296,299)	(118,818)	(296,299)
Non-current portion	14,082	212,444	14,082	212,444

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(i) The substantial variation is related to the changes in the calculation of the Annual Taxable Income by the Quarterly Taxable Income. Thus, the amount presented in December 2020 comprised the IRPJ and CSLL due between January and December of that year, while in 2021 the liabilities presented represent only the amount due in the third quarter.

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Income), whose final maturity will be on October 31, 2024.

24.	Deferred revenues

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

	September 2021	December 2020

Deferred revenues	903,452	1,021,924

Prepaid services (i)	121,410	189,482
Government grants (ii)	13,765	24,732
Anticipated revenues	9,179	11,163
Deferred revenues on sale of towers (iii)	748,350	788,921
Contractual liabilities (iv)	10,748	7,626

Current portion	(198,137)	(266,436)
Non-current portion	705,315	755,488

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of the grants granted by BNDES until September 30, 2021 is R$ 203 million and the amount outstanding as of September 30, 2021 and of R$ 13,765 (R$ 24,732 as of December 31, 2020). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other revenues (expenses), net” (note 30).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The balance of contractual assets and liabilities is as follows:

The table below presents information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

	September 2021	December 2020

Accounts receivable included in trade accounts	1,939,745	2,000,764
Contractual assets (note 6)	12,151	14,914
Contractual liabilities	(10,748)	(7,626)

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	4,835
Write-offs	(10,720)
Balance at September 30, 2021	1,403

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2021	2022	2023
Contractual assets (liabilities)	796	961	(354)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

25.	Provision for judicial and administrative proceedings

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

The company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	September 2021	December 2020

Provision for judicial and administrative proceedings	959,118	886,947

Civil (a)	280,485	245,432
Labor (b)	204,001	213,026
Tax (c)	445,098	399,288
Regulatory (d)	29,534	29,201

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2020	Additions, net of reversals	Payments	Inflation adjustment	September 2021

	886,947	223,473	(255,881)	104,579	959,118

Civil (a)	245,432	134,376	(164,145)	64,822	280,485
Labor (b)	213,026	59,660	(79,976)	11,291	204,001
Tax (c)	399,288	29,404	(11,728)	28,134	445,098
Regulatory (d)	29,201	33	(32)	332	29,534

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities' business. The main processes are summarized below:

a. Civil proceedings

a. 1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount of R$ 152,200 (R$ 139,429 on December 31, 2020) refer mainly to alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of handsets and improper inclusion in debtors lists.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) quality of service; (iii) alleged violations of the SAC (customer service hotline) decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 88,926 (R$ 51,713 on December 31, 2020).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 12,764 (R$ 18,634 on December 31, 2020).

a.4 Other

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among other topics, it is discussed: (i) renewal of lease agreements; (ii) indemnity lawsuits; (iii) alleged breach of contract and; (iv) collection lawsuits. The amounts involved are equivalent to R$ 24,325 (R$ 33,682 on December 31, 2020).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and structure licensing (installation/operation). The amounts involved are equivalent to R$ 727 (R$ 610 on December 31, 2020).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) fines imposed in PADOs for alleged non-compliance with service quality targets. The amounts involved are equivalent to R$ 1,543 (R$ 1,364 on December 31, 2020).

b. Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

From the total of 1,291 Labor claims as of September 30, 2021 (1,873 as of December 31, 2020) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 204,001 updated monetarily (R$ 213,026 as of December 31, 2020).

c. Tax proceedings

	September 2021	December 2020
Federal Taxes	195,537	182,146
State taxes	167,869	135,891
Municipal taxes	7,546	5,633
TIM S.A. processes (Purchase price allocation)	74,146	75,618
	445,098	399,288

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate:

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,444 (R$ 8,355 on December 31, 2020), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 14,988 (R$ 14,771 on December 31, 2020).

(ii)	The company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 39,141 (R$ 38,584 on December 31, 2020).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 59,789 (R$ 58,988 on December 31, 2020).

(iv)	In June, 2020, the Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 13,417 (R$ 5,313 on December 31, 2020).

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of eighty-nine cases (seventy-five cases on December 31, 2020), among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 38,846 (R$ 36,491 on December 31, 2020), (ii) the amount to be offered to tax for the provision of telecommunications services, which is up-to-date, equal to R$ 5,224 (R$ 5,135 on December 31, 2020), as well as (ii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 25,435 (R$ 15,751 on December 31, 2020); (iv) the launching of credits related to the return of cellular phones assigned under gratuitous loan, whose updated amounts are equivalent to R$ 7,217 (R$ 11,125 on December 31, 2020); (v) subsidies for mobile handsets, whose values are updated to the equivalent of R$ 8,881 (R$ 8,767 on December 31, 2020), (vi) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 16,116 (R$ 14,912 on December 31, 2020) and (vii) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 21,806 (without equivalence on December 31, 2020).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 74,146 (R$ 75,618 as of December 31, 2020).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and (iii) non-compliance with the SMP and STFC regulations, among others.

As of September 30, 2021, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the monetary update, classified with risk of probable loss is R$ 29,534 (R$ 29,201 as of December 31, 2020).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	September 2021	December 2020

	18,019,173	18,147,562

Civil (e. 1)	1,509,865	1,101,332
Labor and Social Security (e. 2)	400,020	340,801
Tax (e. 3)	15,989,070	16,586,353
Regulatory (e. 4)	120,218	119,076

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	September 2021	December 2020
Consumer actions (e. 1. 1)	170,945	220,347
ANATEL (e.1.2)	252,415	223,066
Consumer protection bodies (e.1.3)	606,651	160,279
Former trading partners (e.1.4)	234,228	193,529
Socio-environmental and infrastructure (e.1.5)	181,047	154,187
Other (e.1.6)	64,579	149,924
	1,509,865	1,101,332

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects, unilateral contract amendment and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, it is discussed: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (I) renewal of lease agreements; (ii) shareholding subscription shares; (iii) indemnity actions; (iv) alleged breach of contract and; (v) collection lawsuits.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A received a Tax Notice for the Release of the Debt relating to the alleged irregularity in the payment of social security contributions relating to the payment of Profit Sharing, in the likely amount of R$ 23,780 (R$ 10,467 on December 31, 2020). Moreover, it received Tax Notifications of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 80,431, updated (R$ 22,829 updated on December 31, 2020).

e.2.2. Labor

There are 3,176 Labor claims as of September 30, 2021 (3,038 as of December 31, 2020) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 319,589 (R$ 317,971 as of December 31, 2020).

The other values are related to labor processes of various requests filed by former employees of their own and third-party companies.

e.3. Tax

	September 2021	December 2020

	15,989,070	16,586,353

Federal taxes (e. 3.1)	3,008,395	4,268,212
State taxes (e. 3. 2)	8,979,329	8,562,352
Municipal taxes (e. 3. 3)	756,539	740,813
FUST, FUNTTEL and EBC (e.3.4)	3,244,807	3,014,976

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 11,929,135 (R$ 11,976,959 on December 31, 2020).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,008,395 on September 30, 2021 (R$ 4,268,212 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,449,769 (R$ 2,715,670 on December 31, 2020). The Company was notified of the decision on 04/28/2021 and, as a result, the partial payment of R$1.4 billion was confirmed.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

b.	Compensation method for tax losses and negative bases. The amount involved is R$ 238,659 (R$ 193,181 on December 31, 2020).

c.	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 68,464 (R$ 67,572 on December 31, 2020).

d.	Collection of IRRF (withholding income tax) on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 264,308 (R$ 259,088 on December 31, 2020).

e.	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 405,557 (R$ 399,691 on December 31, 2020).

e.3.2. State taxes

The total amount charged against the TIM Group in respect of state taxes on September 30, 2021 is R$ 8,979,329 (R$ 8,562,352 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,125,420 (R$ 1,128,741 on December 31, 2020).

b.	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 594,975 (R$ 492,935 on December 31, 2020).

c.	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 629,525 (R$ 608,316 on December 31, 2020).

d.	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. As of September 30, 2021, the amount involved is R$ 3,400,610 (R$ 3,356,501 as of December 31, 2020).

e.	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 135,404 (R$ 136,286 as of December 31, 2020).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

f.	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 714,941 (R$ 698,673 as of December 31, 2020).

g.	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 539,336 (R$ 249,271 as of December 31, 2020).

h.	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 121,350 (R$ 197,521 on December 31, 2020).

i.	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 288,021 (R$ 260,447 on December 31, 2020).

e.3.3. Municipal taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 756,539 on September 30, 2021 (R$ 740,813 on December 31, 2020). Of this value, the following discussions stand out mainly:

a.	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 152,276 (R$ 150,023 on December 31, 2020).

b.	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 393,355 (R$ 385,536 on December 31, 2020).

c.	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 132,281 (R$ 126,159 on December 31, 2020).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,244,807 (R$ 3,014,976 on December 31, 2020). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and (iii) non-compliance with the SMP and STFC regulations, among others.

On September 30, 2021, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the monetary update, classified with possible risk was R$ 120,218 (R$ 119,076 on December 31, 2020). The variation was mainly due to monetary adjustment for the period.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$ 639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

During the third quarter of 2021, the Company carried out all the activities planned for the strict compliance with the Conduct Adjustment Instrument (TAC) 001/2020 entered into with Anatel, aiming at achieving the goals associated with the TAC for the first year. With the closing of the 1st TAC Year, inspection activities by the Agency are taking place in relation to commitments due and they were recognized as met by Anatel: Additional commitments; Internal controls; Complaints Index; General quality index; Numbering; Interconnection and; Impediment. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors.

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

26.	Shareholders' equity

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-in share capital on September 30, 2021, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2020).

The Company is authorized to increase its share capital up to the limit of 4,450,000,000 common shares, by resolution of Board of Directors, regardless of any amendment to its bylaws.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

On July 2, 2020, the Board of Directors of the Company approved the reverse split of all of the 42,296,789,606 of common shares without par value issued by the Company pursuant to the terms of Art. 12 of Law 6404/76, with no change in the share capital, at a ratio of 100 shares to form 1 common share, through the capital, to be represented by the 422,967,896 common shares, with no par value, while preserving all of the rights and privileges of those shares are common shares. The proposed grouping did not result in fractions of shares. The incorporation resulted in the cancellation of all the shares issued by the company, which were owned by TIM Participações.

Following the merger mentioned in note 1, is checked for the condition precedent, the shareholders of TIM Participações received 1 common share issued by the TIM S.A. for each 1 common share issued by TIM Participações, of ownership, and that, assuming the maintenance of the number of shares issued by TIM Participações, ex-treasury shares, resulting in the issuance of a 2,420,447,019 the common shares by the management of TIM S.A., all nominative, book-entry and with no par value.

On August 31, 2020, the increase in the share capital of the company in the amount of R$ 1,719 defined in the incorporation protocol was approved at an ordinary and Extraordinary General Meeting, which was represented by R$ 13,477,891.

On September 28, 2020, at a meeting of the Board of directors, and the directors of the Company has become aware of the payments relating to the awards of the 2018 and 2019, based on the transfer of shares held in treasury stock to the beneficiaries as provided for in the Plans and pursuant to the terms of the share buy-back Programme as approved by the Board of Directors of TIM Participações S.A. (merged into TIM S.A.) in the meeting held on the 29th of July 2020, in the amount of 357,379 shares (note 1).

b. Capital reserves

The use of capital reserves complies with the precepts of art. 200 of Law 6404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	September 2021	December 2020

	402,448	397,183

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	48,844	43,579

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 1)

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

c. Profit reserves

c.1 Legal reserve

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c. 2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax benefit reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. As of September 30, 2021, the cumulative value of the benefits enjoyed by the Company amounts to R$ 1,781,560 (R$ 1,781,560 as of December 31, 2020).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Income.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2020, dividends and Interest on Equity were calculated as follows:

2020

Net income for the year	1,843,690
(-) non-distributable tax incentives	(169,540)
(-) Constitution of legal reserve	(83,707)
Adjusted net profit	1,590,443

Minimum dividends calculated on the basis of 25% of adjusted profit	397,611

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Breakdown of dividends payable interest on equity:
Interest on shareholders´ equity	1,083,000
Total dividends and interest on shareholders´ equity distributed and proposed	1,083,000
Income tax withheld (IRRF) on shareholders´ equity	(162,450)
Total dividends and interest on shareholders´ equity, net	920,550

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net income for the year, in changes in shareholders' equity. The total interest on shareholders' equity approved in 2020 was R$ 1,083,000. As of January 22, 2021, the Company paid the amount of R$ 583 million, referring to the last tranche of interest on shareholders' equity referring to the year 2020. During 2020, the total amount paid was R$ 1,153,054 (R$ 500 million referring to the year 2020 and R$ 653 million referring to the year 2019).

The balance on September 30, 2021 of the item “dividends and interest on shareholders’ equity payable” totaling R$ 176,147 is composed of the outstanding amounts of previous years in the amount of R$ 49,606 (R$ 43,026 on December 31, 2020) in addition to the unpaid total amount of interest on shareholders’ equity approved by the Board of Directors on June 9, 2021 and September 24, 2021, in the amount of R$ 350,000 (net amount of R$ 302,135) and R$ 137,500 (net amount of R$ 118,763), respectively. As of July 20, 2021, the Company paid R$ 294,357 referring to the last tranche of interest on shareholders' equity.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders’ Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flow, Interest on Shareholders’ Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

27.	Long-Term Incentive Plan

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

2011-2013 Plan, 2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On August 5, 2011, April 10, 2014, April 19, 2018 and March 30, 2021, the long-term incentive plans were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the incorporation by TIM S.A. on August 31, 2020); “2011-2013 Plan”, “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2011-2013 and 2014-2016 Plans addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2011-2013 Plan is conditioned on the achievement of specific performance targets that could prevent the exercise of options, while when in the exercise of the options of the 2014-2016 Plan, the achievement of goals may affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in each plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of the 2011-2013 and 2014-2016 plans is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the year	Granted during the year	Exercise during exercise	Expired during exercise	Overdue during the year	Balance at the end of the year

2014-2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	295,063	-	(182,511)	-	-	112,552
2014-2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	21,771	-	-	-	-	21,771
2014-2016 Plan – 1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
2011-2013 Plan – 3rd Grant	3,072,418	July 2019	R$ 8.13	-	-	-	-	-	-
2011-2013 Plan – 2nd Grant	2,661,752	Sep 2018	R$ 8.96	-	-	-	-	-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug 2017	R$ 8.84	-	-	-	-	-	-
Total	17,532,884			316,834	-	(182,511)	-	-	134,323
Weighted average price of the balance of grants				R$ 8.16

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant:	Shares granted	Expiry date	Grant Price	Balance at the beginning of the year	Granted during the year	Transferred during the year*			Paid in cash*			Canceled during the year	Balance at the end of the year
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends

2021-2023 Plan 2021 Grant(s)	2,921,676	May 2024	R$ 12.95	-	2,921,676	-	-	-	-	-	-	-	2,921,676
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	796,054	-	(206,578)	(51,634)	(8,933)	-	-	-	-	589,476
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	687,895	-	(190,152)	(70,908)	(21,167)	-	-	-	-	497,743
2018-2020 Plan 2018 Grant*	849,932	Apr 2021	R$ 14.41	199,594	-	(187,039)	(42,854)	(22,250)	(9,101)	(2,183)	(1,094)	(3,454)	-
Total	5,498,324			1,683,543	2,921,676	(583,769)	(165,396)	(52,350)	(9,101)	(2,183)	(1,094)	(3,454)	4,008,895
Weighted average price of the balance of grants			R$ 12.96

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a.	6 years	11.94% p.a.
2012 Grant	R$ 8.96	50.46% p.a.	6 years	8.89% p.a.
2013 Grant	R$ 8.13	48.45% p.a.	6 years	10.66% p.a.
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2011-2013 Plan - 1st Grant-traded volume and trading price of TIM Participações shares in the period of 30 days prior to the date of 07/20/2011 (date on which the Board of Directors of TIM Participações approved the benefit).

•	2011–2013 Plan – 2nd Grant – traded volume and trading price of shares of TIM Participações for the period 07/01/2012–08/31/2012.

•	2011–2013 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period of 30 days prior to 07/20/2013.

•	2014-2016 Plan – 1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•	2014-2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

•	2014-2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan - 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

As of September 30, 2021, expenses related to said long-term benefit plans totaled R$ 16,283 (R$ 7,403 as of September 30, 2020).

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

28.	Net operating revenue

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The service net revenue item also includes revenue from financial partnership agreements and, as provided for in the agreement, the amounts of revenues recognized that, in the nine-month period ended September 30, 2021, since TIM customers opened accounts with our financial partner C6, which was approximately R$ 57 million (note 37).

Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; e

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	September 2021	September 2020

Net operating revenue	13,258,577	12,589,783

Gross operating revenue	18,649,199	17,891,710

Service revenue	17,909,828	17,247,287
Revenue from services – Mobile	16,538,413	15,948,908
Service revenue – Landline	1,371,415	1,298,379

Goods sold	739,371	644,423

Deductions from gross revenue	(5,390,622)	(5,301,927)
Taxes incidents	(3,501,524)	(3,409,841)
Discounts granted	(1,881,579)	(1,883,754)
Returns and other	(7,519)	(8,332)

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

29.	Operating costs and expenses

Parent company
	September 2021				September 2020
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(6,281,442)	(3,495,043)	(1,249,962)	(11,026,447)	(5,879,700)	(3,347,862)	(1,238,982)	(10,466,544)

Personal	(48,078)	(494,996)	(285,104)	(828,178)	(40,857)	(458,786)	(254,683)	(754,326)
Third party services	(431,919)	(1,344,497)	(455,022)	(2,231,438)	(445,570)	(1,298,759)	(369,744)	(2,114,073)
Interconnection and means of connection	(1,371,560)	-	-	(1,371,560)	(1,241,954)	-	-	(1,241,954)
Depreciation and amortization	(3,615,219)	(195,509)	(445,041)	(4,255,769)	(3,414,012)	(189,808)	(544,364)	(4,148,184)
Taxes, fees and contributions	(25,852)	(578,875)	(18,391)	(623,118)	(21,133)	(554,394)	(16,711)	(592,238)
Rentals and insurance	(283,762)	(76,120)	(14,440)	(374,322)	(249,310)	(92,168)	(10,248)	(351,726)
Cost of goods sold	(502,471)	-	-	(502,471)	(461,664)	-	-	(461,664)
Advertising and advertising	-	(363,410)	-	(363,410)	-	(284,263)	-	(284,263)
Provision for expected credit losses	-	(427,582)	-	(427,582)	-	(455,357)	-	(455,357)
Other	(2,581)	(14,054)	(31,964)	(48,599)	(5,200)	(14,327)	(43,232)	(62,759)

Consolidated

	September 2021
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(6,281,442)	(3,495,043)	(1,249,998)	(11,026,483)

Personal	(48,078)	(494,996)	(285,104)	(828,178)
Third party services	(431,919)	(1,344,497)	(455,058)	(2,231,474)
Interconnection and means of connection	(1,371,560)	-	-	(1,371,560)
Depreciation and amortization	(3,615,219)	(195,509)	(445,041)	(4,255,769)
Taxes, fees and contributions	(25,852)	(578,875)	(18,391)	(623,118)
Rentals and insurance	(283,762)	(76,120)	(14,440)	(374,322)
Cost of goods sold	(502,471)	-	-	(502,471)
Advertising and advertising	-	(363,410)	-	(363,410)
Provision for expected credit losses	-	(427,582)	-	(427,582)
Other	(2,581)	(14,054)	(31,964)	(48,599)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

30.	Other net revenue (expense)

	Parent company		Consolidated
	September 2021	September 2020	September 2021
Revenues
Subsidy revenue, net	10,967	13,342	10,967
Fines on telecommunications services	42,591	25,132	42,591
Revenue on disposal of assets	1,663	1,346	1,663
Other revenue	51,037	44,949	50,842
	106,258	84,769	106,063
Expenses
FUST/FUNTTEL (i)	(102,027)	(99,004)	(102,027)
Taxes, fees and contributions	(1,473)	(9,058)	(1,473)
Provision for legal and administrative proceedings, net of reversal
	(198,176)	(220,053)	(198,176)
Expenses on disposal of assets	(7,421)	(12,880)	(7,421)
Other expenses	(17,991)	(26,510)	(17,991)
	(327,088)	(367,505)	(327,088)

Other revenues (expenses), net	(220,830)	(282,736)	(221,025)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

31.	Financial revenues

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

	September 2021	September 2020

Financial revenues	1,227,542	725,170
Interest on financial investments	169,020	55,914
Interest received from clients	22,071	20,532
Swap interest	105,955	22,666
Lease interest	17,948	14,998
Inflation adjustment (i)	165,629	76,073
Other derivatives (ii)	232,748	-
Foreign exchange variation (iii)	255,221	49,047
Foreign exchange swap (iv)	258,455	483,833
Other revenue	495	2,107

(i) A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.

(ii) It is the difference between the market cost and value of the share subscription option related to Banco C6 partnership; therefore, the mark-to-market value of these derivatives includes a gain of R$ 233 million referring to the company’s stock option obtained through achievement of contractual target defined in an operational

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

partnership started in 2020. The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 28.

(iii) In 2021, it mainly refers to foreign exchange variation on loans and financing in foreign currency.

(iv) Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 37).

32.	Financial expenses

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

	September 2021	September 2020
Financial expenses	(1,700,162)	(1,488,082)
Interest on loans and financing	(62,872)	(60,538)
Interest on taxes and fees	(40,339)	(31,108)
Swap interest	(213,503)	(38,759)
Lease interest	(600,384)	(580,959)
Inflation adjustment (i)	(167,736)	(120,875)
Discounts granted	(40,721)	(22,047)
Foreign exchange variation (ii)	(283,055)	(535,281)
Exchange rate swap (iii)	(231,644)	-
Other expenses	(59,908)	(98,515)

(i)	Substantial portion related to the monetary restatement of lawsuits, in the amount of R$ 104,579 - see note 25 (R$ 108,830 as of September 30, 2020).
(ii)	It mainly refers to foreign exchange variation on loans and financing in foreign currency.
(iii)	Refers mainly to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (note 37).

33.	Income tax and social contribution

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	September 2021	September 2020
Income tax and social contribution, current
Income tax for the period	182,629	(649,013)
Social contribution for the period	92,919	(237,965)
Tax incentive – SUDENE/SUDAM (i)	138,127	118,348
	413,675	(768,630)
Deferred income tax and social contribution
Deferred income tax	(6,594)	389,855
Deferred social contribution	(3,655)	140,348
	(10,249)	530,203
Provision for income tax and social contribution contingencies
	-	(8,895)
	(10,249)	521,308
	403,426	(247,322)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	September 2021	September 2020

Income before income tax and social contribution	1,538,449	1,077,591
Combined tax rate	34%	34%
Combined tax rate on income tax and social contribution
	(523,073)	(366,381)
(Additions) / deletions:
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(9,530)	(18,703)
Tax incentive – SUDENE/SUDAM (i)	138,127	118,348
Tax benefit related to interest on shareholders’ equity	165,750	-
Other amounts (ii)	632,152	19,414
	926,499	119,059
Income tax and social contribution recorded in the income (loss) for the period
	403,426	(247,322)
Effective rate	-26.22%	22.95%

(i) As mentioned in note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

(ii) In the second quarter of 2021, there was a positive impact of R$ 87 million arising from the write-off of assets and reversal of the provision for income tax and social contribution, set up in 2009, due to the partial success in an administrative proceeding related to the merger of the company TIM Nordeste by TIM Celular.

As mentioned in note 9, in September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 534 million, since the likelihood of a favorable outcome for the Company becomes probable.

34.	Earnings per share

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The number of TIM.SA shares before the corporate reorganization was 2,420,447,019, equivalent to the number of TIM Participações common shares on the merger date. Consequently, basic and diluted earnings per share were calculated considering the retrospective impact of the change in the number of shares, pursuant to IAS 33/CPC 41.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	September 2021	September 2020

Income attributable to the shareholders of the company	1,941,875	830,269

Weighted average number of common shares issued (thousands)	2,420,382	2,420,804

Basic earnings per share (expressed in R$)	0.80	0.34

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	September 2021	September 2020

Income attributable to the shareholders of the company	1,941,875	830,269

Weighted average number of common shares issued (thousands)	2,420,682	2,420,960

Diluted earnings per share (in R$)	0.80	0.34

The calculation of diluted earnings per share considered 300,000 (156 thousands on September 30, 2020) shares related to the long-term, as mentioned in note 27.

35.	Balances and transactions with related parties

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

The balances of transactions with Telecom Italia Group companies are as follows:

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

	Assets
	September 2021	December 2020

Telecom Italia Sparkle (i)	1,331	1,630
Gruppo Havas (vi)	5,655	-
TI Sparkle (iii)	4,260	1,915
TIM Brasil (vii)	23,054	6,129
Telecom Italia S.p.A. (ii)	1,102	370
Other	674	674
Total	36,076	10,718

	Liabilities
	September 2021	December 2020

Telecom Italia S.p.A. (ii)	58,723	75,317
Telecom Italia Sparkle (i)	7,194	10,576
TI Sparkle (iii)	8,611	7,333
TIM Brasil (iv)	6,558	6,145
Vivendi Group (v)	1,160	1,150
Gruppo Havas (vi)	44,267	24,068
Other	9,998	2,797

Total	136,511	127,386

	Revenue
	September 2021	September 2020

Telecom Italia S.p.A. (ii)	877	955
Telecom Italia Sparkle (i)	242	2,939
TI Sparkle (iii)	2,507	2,871
Total	3,626	6,765

	Cost / Expense
	September 2021	September 2020

Telecom Italia S.p.A. (ii)	74,278	84,132
Telecom Italia Sparkle (i)	17,607	18,566
TI Sparkle (iii)	12,939	15,247
Vivendi Group (v)	1,185	1,191
Gruppo Havas (vi)	167,497	136,941
Other	18,393	17,229
Total	291,899	273,306

(i) Values refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0, 5% of the company’s net revenue, with payment made on a quarterly basis.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(v) The values refer to Value Added Services - VAS.

(vi) From the values described above, in the result, it refers to advertising services, of which, R$ 138,545 (R$ 126,990 as of September 30, 2020), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On September 30, 2021, the Company invested R$ 7,111 (R$ 2,723 on September 30, 2020).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

36.	Management remuneration

The balances on September 30, 2021 and 2020, presented below, represent the individual and consolidated amounts.

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	September 2021	September 2020

Short-term benefits	22,854	15,267
Other long-term benefits	1,052	2,045
Share-based payments remuneration	10,172	4,720
	34,078	22,032
37.	Financial instruments and risk management

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through the result. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The Company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap contracts.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

As of September 30, 2021, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

In addition to the risks mentioned above, there are no other financial assets and liabilities in significant amounts that are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures and the exposure to a rate linked to the debt with BNP Paribas, both until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, as of September 30, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on September 30, 2021 and December 31, 2020 or revenues from services rendered during the period ended September 30, 2021 and 2020.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the period ended September 30, 2021 and 2020. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of September 30, 2021 and December 31, 2020.

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The consolidated derivative financial instruments are presented below:

	September 2021		December 2020
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	143,529	167,952	340,660	36,166
Other derivatives (i)	403,573	-	161,429	-
	547,102	167,952	502,089	36,166
Current portion	(68,896)	(139,892)	(262,666)	(7,273)
Non-current portion	478,206	28,060	239,423	28,893

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 3.6% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 15.7 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on September 30, 2021 and December 31, 2020 corresponds to R$ 404 million and R$ 161 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 388.3 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in note 28.

The long-term derivative financial instruments consolidated at September 30, 2021 are due in accordance with the following schedule:

Assets

2022	15,646
2023	15,646
2024 onwards	446,914
478,206

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and lease, the nominal flows of payments of which are disclosed in notes 21 and 17.

Consolidated financial instruments measured at fair value:

	September 2021
	Level 1	Level 2	TOTAL

Total assets	3,313,705	547,102	3,860,807

Financial assets at fair value through profit or loss	3,313,705	547,102	3,860,807

Derivative financial instruments	-	143,529	143,529
Other derivatives	-	403,573	403,573
Marketable securities	3,313,705	-	3,313,705

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Total liabilities	-	167,952	167,952

Financial liabilities at fair value through result	-	167,952	167,952

Derivative financial instruments	-	167,952	167,952

	December 2020
	Level 1	Level 2	TOTAL

Total assets	2,077,499	502,089	2,579,588

Financial assets at fair value through profit or loss	2,077,499	502,089	2,579,588

Derivative financial instruments	-	340,660	340,660
Other derivatives	-	161,429	161,429
Marketable securities	2,077,499	-	2,077,499

Total liabilities	-	36,166	36,166

Financial liabilities at fair value through result	-	36,166	36,166

Derivative financial instruments	-	36,166	36,166

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

September 30, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,914,199	3,860,807	11,775,006

Derivative financial instruments	-	143,529	143,529
Other derivatives	-	403,573	403,573
Trade accounts receivable and other accounts receivable, excluding prepayments	2,841,604	-	2,841,604
Marketable securities	-	3,313,705	3,313,705
Cash and cash equivalents	4,067,610	-	4,067,610
Leases	240,776	-	240,776
Judicial deposits	726,742	-	726,742
Other amounts recoverable	37,467	-	37,467

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	14,756,279	167,952	14,924,231

Loans and financing	3,414,666	-	3,414,666
Derivative financial instruments	-	167,952	167,952
Suppliers and other obligations, excluding legal obligations	2,653,218	-	2,653,218
Leases	8,512,248	-	8,512,248
Dividends and interest on shareholders' equity payable	176,147	-	176,147

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

December 31, 2020

Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	6,756,810	2,579,588	9,336,398

Derivative financial instruments	-	340,660	340,660
Other derivatives		161,429	161,429
Trade accounts receivable and other accounts receivable, excluding prepayments	3,180,661	-	3,180,661
Marketable securities	-	2,077,499	2,077,499
Cash and cash equivalents	2,575,290	-	2,575,290
Leases	162,198	-	162,198
Judicial deposits	794,755	-	794,755
Other amounts recoverable	43,906	-	43,906
Measured at amortized cost		Fair value through profit or loss	Total

Liabilities, as per balance sheet	14,391,175	36,166	14,427,341

Loans and financing	2,345,032	-	2,345,032
Derivative financial instruments	-	36,166	36,166
Suppliers and other obligations, excluding legal obligations	3,128,732	-	3,128,732
Leases	8,378,835	-	8,378,835
Dividends and interest on shareholders' equity payable	538,576	-	538,576

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

As of September 30, 2021, there are no types of margins or guarantees applied to the company's derivative transactions.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

The operations with derivative financial instruments contracted by the company and in force on September 30, 2021 and December 31, 2020 are shown in the following table:

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

September 30, 2021

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and Bank of America	322,228	322,228	100%	LIBOR 6M + 0.75% p.a.	85.41% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	417,951	418,393	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	547,528	548,161	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	506,106	507,183	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,658,348	1,658,348	100%	IPCA + 4.17% p.a.	CDI + 0.95%

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

December 31, 2020

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x CDI	KFW/ Finnvera	JP Morgan and Bank of America	351,233	351,233	100%	LIBOR 6M + 0.75% p.a.	85.25% CDI
EUR	PRE x DI	Bank of America	Bank of America	570,878	570,878	100%	0.33% p.a.	108.05% CDI
USD	PRE x DI	The Bank of Nova Scotia.	Scotiabank	1,031,526	1,031,526	100%	1.72% p.a.	134.43% CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	399,725	399,725	100%	3.32% p.a.	155% CDI

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Euro (EUR), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, EUR, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA (i)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Sep 2021	3,035,695	-	3,035,695	(3,060,395)	(24,700)	-	-

CDI	probable	3,035,695	-	3,035,695	(3,060,395)	(24,700)	-	-
	possible	3,033,285	(2,410)	3,033,285	(3,081,188)	(47,903)	(23,203)	(20,793)
	remote	3,031,029	(4,666)	3,031,029	(3,100,883)	(69,854)	(45,155)	(40,489)
USD	probable	3,035,695	-	3,035,695	(3,060,395)	(24,700)	-	-
	possible	3,360,860	325,165	3,360,860	(3,060,395)	300,465	325,165	-
	remote	3,686,025	650,329	3,686,025	(3,060,395)	625,630	650,329	-
Libor	probable	3,035,695	-	3,035,695	(3,060,395)	(24,700)	-	-
	possible	3,036,502	807	3,036,502	(3,060,395)	(23,893)	807	-
	remote	3,037,310	1,615	3,037,310	(3,060,395)	(23,085)	1,615	-
IPCA	probable	3,035,695	-	3,035,695	(3,060,395)	(24,700)	-	-
	possible	2,953,268	(82,427)	2,953,268	(3,060,395)	(107,127)	(82,427)	-
	remote	2,876,270	(159,426)	2,876,270	(3,060,395)	(184,125)	(159,426)	-

(i) (KFW Finnvera, Scotia, BofA, BNP, Debenture)

Risk variable	Sensitivity scenario	CDI	USD	Libor	IPCA

CDI	probable	6.15%	5.4394	0.1585%	10.25%
	possible	7.69%	5.4394	0.1585%	10.25%
	remote	9.23%	5.4394	0.1585%	10.25%
USD	probable	6.15%	5.4394	0.1585%	10.25%
	possible	6.15%	6.7993	0.1585%	10.25%
	remote	6.15%	8.1591	0.1585%	10.25%
Libor	probable	6.15%	5.4394	0.1585%	10.25%
	possible	6.15%	5.4394	0.1981%	10.25%
	remote	6.15%	5.4394	0.2378%	10.25%
IPCA	probable	6.15%	5.4394	0.1585%	10.25%
	possible	6.15%	5.4394	0.1585%	12.81%
	remote	6.15%	5.4394	0.1585%	15.38%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on September 30, 2021 were carried out considering, basically, the assumptions related to changes in market interest rates and the variation in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	September 2021	September 2020
Net income from derivative operations	80,737	(467,661)
Income (loss) from operations with other derivatives	232,748	-

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financings, lease and financial instruments are presented below:

	Loans and financing	Leases	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,923)
Inflows	2,672,000	1,168,948	(242,143)
Remeasurement	-	(172,606)	-
Financial expenses	68,878	612,077	107,547
Foreign exchange variations, net	26,699	-	(26,811)
Payments	(1,697,943)	(1,475,006)	248,180

September 30, 2021	3,414,666	8,512,248	(379,150)

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

38.	Defined benefit pension plans and other post-employment benefits

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

	September 2021	December 2020

PAMEC/asset policy and medical plan	7,346	7,346

ICATU, SISTEL and FUNCESP

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the CESP foundation resulting from the incorporation of AES Atimus.

Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL's benefit plan, which has a defined benefit characteristic and includes inactive employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, being such a multi-sponsored benefits plan under the administration of ICATU MULTI-SPONSORED Fund;

Administration agreement: administration agreement for retirement payment to retirees and pensioners, for the retirees of the company's predecessors under the management of ICATU MULTI-SPONSORED Fund;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Supplementary pension and pension plan's installment, administered by the CESP Foundation, which is the responsibility of the company, with a view to the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated into TIM Celular which was incorporated by the Company.

Medical care plan Fiber: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and which was subsequently incorporated by the Company.

39.       Insurance

The balances on September 30, 2021 and December 31, 2020, presented below, represent the individual and consolidated amounts.

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION September 30, 2021 (In thousands of Reais, except as otherwise stated)

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of September 30, 2021, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 1,182,032
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 29,233
Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

40. Supplementary information to the cash flow

	Parent company		Consolidated
	September 2021	September 2020	September 2021
Non-cash transactions
Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,071,593)	(693,865)	(1,071,593)
Increase in lease liabilities - no effect on cash	1,071,593	693,865	1,071,593

41.       Subsequent events

TIM obtains the right to exercise subscription bonus from Banco C6

In October 2021, TIM obtained the right to the 4th tranche of the Subscription Bonus to indirectly take part to the C6 share capital as due to the achievement of 4th level of goals agreed, which represents the accumulated indirect interest of roughly 4.08%.

It is important highlighting that the aforementioned Subscription Bonus will grant TIM, when exercised, a minority position and without a control or significant influence over the management of C6.

As described in note 28, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30th, 2021, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, October 25th, 2021.

WALMIR KESSELI Chairman of the Fiscal Council	JARBAS T. BARSANTI RIBEIRO Member of the Fiscal Council
JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended September 30th, 2021.

Rio de Janeiro, October 25th, 2021.

PIETRO LABRIOLA Chief Executive Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
MARIA ANTONIETTA RUSSO Human Resources & Organization Officer	JAQUES HORN Legal Officer

STATUTORY OFFICERS’ STATEMENT

Pietro Labriola (Chief Executive Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 25, paragraph 1, item V of CVM Instruction Nr. 480 of December 7th, 2009, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended September 30th, 2021.

Rio de Janeiro, October 25th, 2021.

PIETRO LABRIOLA Chief Executive Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	ALBERTO MARIO GRISELLI Chief Revenue Officer
MARIA ANTONIETTA RUSSO Human Resources & Organization Officer	JAQUES HORN Legal Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 26, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer